                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  FORM 10-SB/A
                                (Amendment No. 3)


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                             EBIZ ENTERPRISES, INC.
                 (Name of Small Business Issuer in its Charter)


                         COMMISSION FILE NUMBER: 0-27721



                          Nevada                                84-1075269
             (State or other jurisdiction of                 (I.R.S. Employer
              incorporation or organization)               Identification No.)

                   15695 North 83rd Way
                   Scottsdale, Arizona                            85260
         (Address of principal executive offices)               (Zip Code)


         ISSUER'S TELEPHONE NUMBER:  (480) 778-1000

         SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:  NONE

         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                        COMMON STOCK, $.001 PAR VALUE
                               (Title of class)

                                     PART I


         Except for historical information contained herein, this Form 10-SB/A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").



         Wherever possible, we have identified these forward-looking statements by words such as "anticipates," "believes," "estimates," "expects," "intends" and similar expressions. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and our plans and expectations. Our actual results may differ materially from such statements. Factors that may cause or contribute to such differences include those discussed in "ITEM 1. DESCRIPTION OF BUSINESS - Factors Affecting Future Performance" and "ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," as well as those discussed elsewhere in this Form 10-SB/A and in the exhibits attached or incorporated by reference.



         Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the underlying assumptions could prove inaccurate. There can be no assurance that the results contemplated will be realized. In addition, as disclosed under "ITEM 1. DESCRIPTION OF BUSINESS - Factors Affecting Future Performance," our business and operations are subject to substantial risks which increase the uncertainties inherent in the forward-looking statements included in this Form 10-SB/A. The inclusion of such forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations we contemplate will be achieved.

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

         Ebiz Enterprises, Inc. ("Ebiz") develops and operates Internet e-commerce Web sites, and designs, manufactures and distributes high-value, low-cost computer systems. Our computer systems are intended to appeal to specific, rapidly growing segments of the computer industry. These segments include the business, small-office/home-office and consumer markets. Our vision is to "Accelerate the Alternatives(TM)" in personal and business computing by focusing primarily on the benefits and opportunities provided by utilizing the Linux operating system.



         The Linux operating system is a computer operating system similar to the Windows or the Mac OS systems. Unlike other operating systems, the Linux system and its source code were developed by a multitude of individuals in the international Internet community and is available free of charge from over 100 Linux related Web sites. See "The Market and Industry - The Linux Market" below for a more detailed discussion of the Linux operating system.



         We address the high-growth markets we target through an integrated business strategy that utilizes our Vertical Service Portals ("VSPs"), which are Internet Web sites targeted to a specific vertical market audience. See the sections captioned "Business Objectives and Strategies" and "Marketing" for more information regarding our business and marketing strategies. Our VSPs provide meaningful content, value-added free services, resources, communication, links, training, support and information, combined with commercial product sales specifically focused to what we believe will be the targeted audience's interests. See the sections captioned "Our Vertical Service Portals (VSPs)" below for a more complete discussion of our VSPs.



         We distribute our Element-L(TM) and M(2) Systems (TM) brands, as well as many other vendors' products through our e-commerce VSPs. The Element-L(TM) and M(2) Systems(TM) lines are also distributed through authorized resellers such as egghead.com, Fred Meyer Food Stores, Computer Renaissance Stores and Onsale.com. We began distributing our new PIA(TM) (Personal Internet Appliance) line through our VSP, TheLinuxStore.com, and other distribution channels in mid-December. We also distribute third party products including systems, components, peripherals and software from leading industry manufacturers and developers through our VSPs. See the sections captioned "Our Vertical Service Portals (VSPs)" and "Our Value Priced PC Brands" below for a more detailed discussion of our distribution methods and branded computer systems. We believe Ebiz is ideally positioned to develop and deploy e-commerce Internet VSPs and branded computer products to these markets because of our management's experience in developing similar Web sites and in marketing other branded computer products. We are also directing our primary focus on utilization of the Linux operating system. Our Element-L(TM) and our new PIA(TM) lines utilize this system. Our VSPs, TheLinuxStore.com, and PlanetPIA.com when launched, offer these branded systems as well as other Linux based products.



         While we believe we have the capability to succeed with out business plan, we are still an early stage company with limited operating history. Our prior two years of operations have resulted in losses. Our auditors have qualified their opinion to our financial statements to assume that we will continue as a going concern. As a growing, early stage company, our ability to raise capital as well as increase our sales revenue will be critical to our ability to continue as a going concern. We are also concentrating the focus of our business on utilization of the Linux operating system and away from some of our prior e-commerce strategies. We are limiting our operations with respect to systems utilizing other operating systems to legacy customers. As a result, our gross revenues, as well as our operating expenses, have decreased. We anticipate our revenue reduction to be short-term and that by focusing on Linux based products, that our gross margins will increase and our operating expenses stabilize. See the sections captioned "Factors Affecting Future Performance" and
ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," for a discussion of capital constraints and other risks of our business.

         Ebiz is a Nevada corporation incorporated in June, 1998. Our predecessor, Genras, Inc., was incorporated in Arizona in May 1995. On June 1, 1998, Vinculum Incorporated, a non-operating company with an estimated 700 shareholders, acquired all the operating assets and liabilities of Genras for 5,000,000 shares of Vinculum common stock. Vinculum was incorporated in Colorado in May, 1984 as VDG Capital Corporation and changed its name to Vinculum Incorporated in December, 1994. Vinculum filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code in August, 1991 and was discharged when its plan of reorganization was approved in July, 1994. Immediately following the acquisition of the Genras assets, the former Genras stockholders held approximately 87% of the outstanding shares of Vinculum's common stock. For financial accounting purposes, the acquisition was treated as a recapitalization with Genras as the acquirer. Ebiz was incorporated as a wholly owed subsidiary of Vinculum. Ebiz was originally incorporated with the name Vinculum Incorporated, changed its name to CPU MicroMart, Inc. in June, 1998 and later changed its name to Ebiz Enterprises, Inc. in May, 1999. In August 1998 Vinculum merged into Ebiz. All information below prior to June 1998 reflects the operations of Ebiz's predecessor, Genras.

THE MARKET AND INDUSTRY

The E-Commerce Computer System Market

         The Internet has emerged as the significant interactive medium for communications, information and commerce. In its 1999 report, The Global Market Forecast for Internet Usage and Commerce, International Data Corporation ("IDC"), a market research firm, estimated that the number of users making purchases over the Web will jump from 31 million in 1998 to more than 183 million in 2003. This will represent only 36% of all Web users, resulting in potential for even greater market penetration.

         Business-to-business trade on the Internet in the United States is predicted to increase from $43 billion in 1998 to $1.3 trillion in 2003, according to a December 1998 report from Forrester Research, Inc., a leading independent research firm. As intercompany e-commerce accelerates within industry supply chains, Forrester expects on-line business trade to surpass 9% of total U.S. business sales by 2003. Computing and electronic equipment are expected to remain one of the largest categories of goods traded between businesses, estimated to reach $395 billion in revenue by 2003.

         Lower-priced personal computers and the demand to connect to the Internet have had a strong impact on the U.S. consumer segment. In 1998 a total of 50 percent of U.S. households had a PC. In 1995, just 27 percent of U.S. households had a PC. These percentages increased to 36% in 1996 and 43% in 1997. Home offices with multiple PCs are expected to increase from 7.8 million in 1998 to 12.1 million by 2002 per an IDC bulletin released in February 1999. This expected growth is anticipated to create enormous opportunities for computer system and product vendors.


        We manufacture low priced computer systems for the business, small-office/home-office and consumer markets. We distribute these systems and related products through the Internet as well as other distribution channels. Because the products we market are targeted to these fast growing markets and because our methods of distribution are oriented to sales through e-commerce channels, we believe our operations will benefit from the trends discussed above.


The Linux Market

         Overview. Linux is a free Unix-type operating system originally created by Linus Torvalds at the University of Helsinki in Finland. He began his work in 1991 when he released version 0.02 and worked steadily until 1994 when version
1.0 of the Linux Kernel was released. The current full-featured version is 2.2 (released January 25, 1999), and development continues.

         Linux is developed under the GNU General Public License and its source code is freely available to everyone. This, however, does not mean that the Linux operating system and its assorted distributions are free companies and developers may charge for the system and adaptations as long as the source code remains available. Linux may be used for a wide variety of purposes including networking, software development, and as an end-user platform. Linux systems are considered a viable, low-cost alternative to other more expensive operating systems.
         Due to the functionality and availability, it has become popular worldwide. A vast number of software programmers of the Linux system have taken the Linux source code and adapted it to meet their individual needs. At this time, there are numerous ongoing projects for porting Linux to various hardware configurations and purposes.

         The Rapidly Growing Linux Market. The Linux operating system is growing beyond the early adopter phase and reaching the mainstream business market. Active Linux users worldwide are estimated to be in excess of 10,000,000. Numerous hardware and software manufacturers have announced and have deployed Linux-based solutions.

         In a 1999 bulletin titled Linux Operating System Market Overview, IDC presented its first-ever forecast for Linux. Through 2003, total Linux commercial product shipments are predicted to grow faster than the total shipments of all other client or server operating environments monitored by IDC. IDC estimates Linux commercial shipments will increase at a compound annual growth rate ("CAGR") of 25% from 1999 through 2003. This growth rate estimate may be compared to an estimated 10% CAGR for all other operating environments combined and a 12% CAGR for all other server operating environments combined. IDC reports on only commercial shipments of Linux and is unable to track systems downloaded from the Internet at no charge.

         Linux has been used in academic and research environments since its inception for applications such as e-mail, Web servers, bulletin boards and research projects. In 1999, IDC expects more application vendors to port their offerings to Linux and hardware vendors to continue to expand their available product lines running Linux for server-side endeavors. Further, IDC believes that some desktop initiatives including an improved graphical user interface and increased desktop application availability have the ability to trigger interest in Linux as a desktop operating system by 2003.

         Linux servers are expected to have a larger impact on the worldwide server appliance market, according to Dataquest Inc., a unit of Gartner Group, Inc. in a July 1999 report. Dataquest estimates that by 2003, Linux servers will account for approximately 24 percent of worldwide server appliance revenue, or $3.8 billion, and 14 percent of server appliance shipments, or 1.1 million units. Linux servers are projected to represent 3.4 percent of worldwide traditional server revenue, or $1.9 billion and 8.1% of traditional server shipments, or 450,000 units by 2003.

BUSINESS OBJECTIVES AND STRATEGIES

         We currently distribute two branded computer system lines, the Element-L(TM) and the M(2) System(TM) lines. We have also developed and are distributing a new system, the PIA(TM), which was released in mid-December 1999. We market our systems through our VSPs and other distribution channels.

         Our strategic business objectives are to:

             - Maintain our comprehensive VSPs that combine product marketing with community interests such as news, resources, links, pre- and post-sales technical support, hardware service and customer services;

             - Utilize our Linux product development expertise to continue product extensions within the Element-L(TM)and PIA(TM) product lines;

             - Generate significant revenue to achieve financial targets through product sales as well as through technical support, service and training opportunities, customer services, Internet advertising, marketing and Web links;

             - Expand sales, marketing, production and distribution of our Element-L(TM) and PIA(TM) lines until they are internationally recognized leading PC brands; and

             - Become a nationally recognized leader in e-commerce marketing and distribution of computer hardware and software products in the market niches we target.

         In order to meet these objectives, we will require additional funding to implement our planned sales, marketing and product development activities. We intend to deploy a marketing program focused on building our brand recognition. We expect to add to our sales and services staff with the intent of increasing customer satisfaction. We also intend to enhance the performance capabilities of our products to produce competitive advantages.

         We believe that our distribution facility and sales and marketing expertise differentiates our operations by allowing us to provide true merchant qualities and capabilities, such as conducting our own purchasing, merchandising, order fulfillment, supply-chain management, vendor marketing opportunities and product technical support functions.

         Our concept of e-commerce sites (our VSPs) that offer the targeted audiences with relevant content, free services and a quality shopping experience is a significiant element of our business plan to market both our branded lines of systems and other products. We believe the key elements to implement our plan include:

             - Providing a meaningful virtual community destination on the Internet with our VSPs. By providing the broadest spectrum of resource information, links and content to serve the needs of the virtual community, we believe we will provide Internet destination points for people with common interests as a source for news and information as well as for product purchases.

             - Offering free value-added services through our VSPs. These services include e-mail forwarding, message boards, job and resume postage, home page redirects and other services. By providing free services with value to the community of customers we target, we believe we will develop goodwill and enhance both our VSP traffic and usefulness. Capturing customer information in our database from providing these services, enables us to manage and track customer trends and preferences, which we believe will enhance our ability to respond quickly to consumer preferences.

             - Ensuring a secure and convenient shopping experience. Our e-commerce sites feature secure shopping facilities that are open 24 hours a day, seven days a week. Our VSPs may be reached from the customer's home or office and feature extensive browsing and search capabilities.

             - Supplying an extensive selection of high quality products. We intend for customers to have a positive shopping experience through our VSPs by ensuring that they find the product of their choice, backed up by warranty and support services as required.

             - Providing efficiently priced products. We are committed to providing products that are competitively priced. We are continually seeking innovative ways to drive cost out of our products and processes. We intend to pass the cost savings on to customers, without sacrificing quality service.

             - Delivering excellent customer service. We intend to provide the highest level of customer service from ordering to shipping, and offer pre and post-sales support via the telephone, e-mail and online, and also offer online order tracking capabilities.

             - Developing customer loyalty. We are focused on developing and promoting customer loyalty, building repeat purchase relationships with our customers and maximizing the number of return visits by our customers.

             - Building brand leadership positioning. We are implementing integrated online and offline marketing strategies to enhance our brand recognition within the vertical markets we target, which includes advertising, direct online marketing, trade shows and public relations activities.

OUR VERTICAL SERVICE PORTALS (VSPS)


         Our business strategy is to enhance sales of products through our Vertical Service Portals (VSPs), which are Web site locations targeted to a specific vertical market. Our VSPs are intended to provide a Web site destination that will attract a user with content and value added services as well as offer products.



         As an e-commerce company, we believe that our ability to effectively develop, market and manage our VSP Web sites and develop our e-commerce initiatives is critical to our success. In fiscal 1999, we recorded approximately $190,000 of research and development costs related primarily to the development of our VSPs. By developing, marketing and managing these sites, we believe we will more effectively market our branded computer systems and other products. We have developed and are operating VSP sites and are continually developing and updating these sites, as well as developing new sites as market opportunities are identified. Our VSPs include:


TheLinuxStore.com

         The vision for TheLinuxStore.com is to be the definitive source for "Everything Linux," offering a large selection of Linux compatible technical products and related items, including Linux computer systems and servers, hardware components and peripherals, software, books, resource material, apparel, training and support services. Through this VSP we distribute third-party products and our Element-L(TM) line. Revenue from. TheLinuxStore.com is generated from product sales as well as additional services that include marketing fees paid by vendors, advertising, service, support and training.

         As a VSP, this site provides free services and content that we believe to be relevant, dynamic and timely, and that is designed to engage our customers and facilitate an ongoing relationship. This site provides customers with a web destination where they can obtain news and information, purchase products, download software or graphics, participate in messaging forums and other community-related interaction. We attempt to motivate customers to return often by providing new and different content. This content includes up-to-the-minute Linux Headline News, Linux software downloads, a message board, job postings, search engine, knowledgebase, TheLinuxLab test center, a registry of people, jobs and projects, events and links to over 5,000 Web sites and resources available on the Internet.

         Our goal for this VSP is to combine the best of the community interests with commercial business opportunities of Linux. We intend to enhance and develop our Linux product offerings, but focus our near-term efforts on developing partnerships and relationships with manufacturers and suppliers of other Linux products and to distribute their products through this site.

         With site traffic exceeding one million hits per month, there are also significant opportunities to generate advertising revenue on the site, primarily from vendors whose products are sold on the site. Near-term revenue opportunities also include charging a nominal fee for some of the services, such as dynamic DNS, e-mail forwarding and Web hosting, which are now provided at no charge.

         TheLinuxStore.com has consistently increased traffic since its inception in April 1999. We have received an average of over one million page views per month and recently have had as many as one million in one week. Our audience is comprised of IT and Web development professionals, software programmers, hardware engineers and Linux enthusiasts, resellers, systems integrators and VARs.

         We are preparing to launch an aggressive marketing and promotion campaign to increase awareness and traffic to our Web site. This includes online and print media advertising in all key Linux media, online direct marketing, public relations and trade show promotional activities. We have also implemented a series of sales promotions, which will continue on an ongoing basis to develop our customer database for marketing purposes. We intend to implement customer loyalty programs offering additional benefits and incentives to frequent customers.

         We provide customers of TheLinuxStore.com with a positive online shopping experience, backed up by professional customer support. Our professional tele-sales team offers pre-sale configuration and engineering support. First-tier, post-sale technical support and return services are provided online and toll-free over the telephone. More extensive technical support may be referred to a specific vendor, although TheLinux Store.com can provide this service for vendors if desired.

         It is one of our fundamental values to participate as an active member of the Linux community and support open source development projects whose goals are to further market acceptance and to expand consumer awareness of the Linux operating system. Since our founding, TheLinuxStore.com has supported the Linux community, both locally and nationally. We are corporate sponsors of Linux International and have key staff members who are vital contributors to various open source projects, most notably, the Stampede Linux Development project. We support the Debian Linux development efforts, as well as local Linux user groups, the Arizona Software & Internet Association, Arizona Internet Professionals Association and Linux expositions and conferences.

EBIZmart.com

       The vision for EBIZmart.com is to provide "Everything for Business" over the Internet. It is a business-to-business e-commerce portal dedicated to facilitating the sale of products and services specifically for the business customer. This includes computer systems, equipment and merchandise. The site provides content, business news, travel services, stock quotes, weather, a search engine, resources, links, events, calendar, education and training. This site is unique and operates as a business-to-business clearinghouse, allowing vendors to sell their product inventory direct to buyers over the Internet, without disrupting their existing distribution channels or retail pricing structures. This site encompasses three primary sales methodologies:

             - Auctions - for suppliers to offer products and prospective buyers to bid (place non-cancelable offers) for the merchandise;

             - Clearinghouse - for vendors to sell listed product inventory directly to buyers at a specified, below-market price;

             - Express Lane - for the sale of products that Ebiz has purchased, inventoried and resells as in-stock items.

         Products are indexed and categorized, promoted and highlighted in various ways to keep the content dynamic. Currently, there are over 3,000 individual items listed on EBIZmart.com ranging from computer hardware and software to office supplies, all at wholesale pricing direct to the business buyer. Other areas of this VSP include distribution of our M(2) Systems(TM) products, e-commerce start-up services, Web development and hosting for start-up e-commerce companies through the use of MyETool, an e-commerce site development software kit, and EBIZ Travel, an in-house full service travel agency.

         A key asset of this VSP is the membership registration, whereby users of the site register and receive frequent site updates from us in the form of a newsletter. They also receive various product and service incentives as rewards for varying levels of purchases. We currently have a developed database of over 100,000 e-commerce/auction buyers.

         Revenue is generated from the sale of products that we purchase and resell, as well as from sales of our M(2) Systems(TM) product line. We generate fees for product listings for Auction and Clearinghouse items, as well as the Web hosting service through MyETool and travel-related commissions from EBIZ Travel. We also generate advertising revenue from banner ads and links.

         This VSP is being marketed to both vendors to list products as well as potential purchasers through an integrated sales and marketing program, heavily dependent upon our sales department's interaction with our current customer base. To generate customer traffic, we promote the site through public relations, online advertising on business-to-business Web sites (some via reciprocal advertising and affiliate agreements), professional purchasing associations, industry-related sites and through direct e-mail marketing.


PlanetPIA.com

         This VSP is in the final stages of development. We have established our site concept and design and are incorporating an ISP dial-up client, content we believe will be relative to targeted PIA(TM) customers and links to related Web sites. Based upon our development schedules, we anticipate that this site will be launched in mid-December, 1999.

         PlanetPIA.com is anticipated to provide the PIA(TM) user community with special services and an interactive Internet experience, including games, educational and family resources, chat rooms, and entertainment, sports and shopping information.

         We anticipate that this VSP will be a key marketing component of our PIA(TM) systems. We intend to market this VSP extensively in online and offline media.

OUR VALUE PRICED PC BRANDS

         We believe we have certain advantages over our competitors in the value price PC market, particularly:

             - strict quality controls which assure fewer problems for the end-user;

             -    competitive pricing below the $1,000 level; and

             -    technically proficient help desk for after sales service.


         We currently manufacture and distribute three lines: the Element-L(TM), the M(2)Systems(TM) and the PIA(TM) brands.



             - Element-L(TM). Introduced in April 1998, our Element-L(TM) line offers one of the most comprehensive families of Linux-based systems on the market. The product line consists of nine distinct, Linux-based systems, including Internet-ready multimedia desktop and notebook PCs, workstations, servers and high performance Alpha Systems. The entry-level Element-L(TM) "Ion" system is believed to be the lowest priced Linux-based computer system on the market.

             - M(2) Systems(TM). M(2) Systems(TM), introduced in April, 1998, was the first Internet-marketed sub-$1,000 Windows-based multimedia PC. These systems, priced from $399-$899, provide an alternative to expensive, brand-name computer systems and continue to re-define the low-cost pricing landscape. In addition to marketing M(2) Systems(TM) on our EBIZmart.com and cpumicromart.com e-commerce Web sites, we have received production orders from several resellers including egghead.com, Fred Meyer Food Stores, Computer Renaissance Stores and Onsale.com. Our sales to all resellers accounted for approximately 59% of revenue in fiscal 1999. We recently received distinction for our M(2) Systems(TM) as being among the top 100 PC manufacturers as determined by Microsoft and we are in Microsoft's elite Member '99 program, which honors the top 1% of the system builders in North America.



             - PIA(TM). We have recently launched a third product line, the PIA(TM) (Personal Internet Appliance) which targets consumers and cost-conscious institutions such as schools and libraries seeking a full-service Internet access device. The PIA(TM) is a highly-stylized fully-configured desktop computer that utilizes the Linux operating system. The PIA(TM) is designed to enable users to surf the Web quickly, easily and affordably, exchange e-mail, play games, chat online and do basic computing functions, such as word processing and spreadsheets. Because of the flexibility of the Linux operating system, the software pre-loaded on the PIA(TM) provides compatibility with Microsoft Word, Excel and PowerPoint documents. The retail price for the basic product is under $400, placing the device well within the reach of most consumers and institutions. PIA(TM) product line extensions are anticipated to include additional configurations, upgrades and peripherals.


MARKETING

         We accept sales orders directly via a secure shopping cart located on each of our VSPs. In addition, we employ a dedicated direct sales force who manage direct corporate and reseller sales opportunities. We also have a complete inhouse tele-sales department that takes incoming customer calls, referrals and inquiries generated by our various marketing activities or Web sites.

         Our marketing and promotion strategy is intended to:

             -    Create, merchandise and manage comprehensive VSPs.

             - Build brand recognition and become market leaders with our VSP sites.

             - Generate significant market awareness for our products, our sites and Ebiz through integrated marketing programs.

             - Effectively position and promote our products and our VSP sites to their target audiences to increase consumer traffic to our sites, add new customers, stimulate demand and generate revenue.

             - Develop e-commerce and Internet service revenue from technical support, service and training, advertising fees, links and content providers.

             - Leverage our strategic partnerships with vendors, industry experts and distribution partners to effectively merchandise, market and promote our initiatives.

             - Establish a comprehensive database in excess of 1,000,000 customers, and build customer loyalty to maximize repeat purchases.

             - Establish evaluation and accountability processes to manage our VSP sites and measure the results of marketing programs and sales support activities.

         Establish Corporate and Brand Positioning. With our business interests serving three diverse markets, we believe that it is necessary to quickly establish and maintain a strong brand presence and communicate corporate and brand positioning for each of our initiatives. We are implementing a comprehensive sales and marketing program to promote Ebiz and our brand names.

         Advertising in online and offline media will be utilized to support all of our e-commerce initiatives and to build brand recognition. Print media advertising campaigns are used in targeted trade, business and consumer publications based on the perceived needs of the targeted customers.

         Public and media relations activities have been used extensively, targeting key online, print and broadcast media to generate visibility and awareness of our VSP sites, our products and our brands. We distribute newsworthy information on a timely, consistent basis and produce professional electronic and printed press materials and manage an accurate media contact database in-house.

         Trade shows are used throughout our marketing program where appropriate to create brand awareness, primarily among specific vertical market groups or Internet industry associations. To enhance our corporate positioning and perception, we intend to expand our presence at the select shows we attend, providing a multimedia presentation theater format and individual demonstrations and to interact extensively with the press and sales promotions to generate traffic and consumer excitement. To ensure consistency of message, all trade shows revolve around a central theme or concept that is key to the positioning of our new and featured products.

         Direct Marketing and Sales Promotion Programs. We intend to develop targeted customer retention and promotion programs designed to reward frequent customers. A Database/Direct Marketing Program has been established for each VSP site to enable us to develop community databases, which can be marketed to cross-sell, re-sell and up-sell our products. This will be accomplished through product registrations, Web customer registrations and newsletter lists. Customer information will be captured into an enterprise-wide customer database system, which will then be able to be accessed by the sales team for follow-up and reporting.

         From this database, we intend to address many marketing activities, including lead management and database marketing. Our goal will be to segment this database and communicate with key segments on a weekly or bi-weekly basis at a minimum. We will promote new products and enhancements, promotions, training opportunities, sales events and other activities, through direct mail, with a strong, compelling call to action that motivates a direct response that can be effectively tracked.

         Internet Marketing. To direct traffic to our VSP sites, we have created inbound links that connect directly to our Web sites from search engines and other sites. Potential customers can simply click on these links to become connected to our VSPs from search engines and community and affinity sites. In addition, in order to increase exposure on the Internet and directly generate sales, we intend to develop an affiliates program, whereby we compensate our registered affiliates for any sales generated via their link to our Web site.

CUSTOMER SERVICE

         Our customer service department includes customer service and technical support representatives. Our customer service representatives are available from 8:00 a.m. to 6:00 p.m. Mountain Standard Time, Monday through Friday to assist customers in placing orders, finding desired products and registering credit card information. Technical support representatives assist customers in setting up, configuring and troubleshooting our branded products, and provide return material authorizations for defective products. We provide technical support over the telephone, via e-mail and online. We also provide comprehensive user documentation, online tutorials and a detailed database of product-related problems and solutions.

         Both customer service groups are a valuable source of feedback regarding user satisfaction. Our VSP sites also contain customer service pages that outline store policies and provide answers to frequently asked product questions.

INFORMATION TECHNOLOGY

         The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent service and new product announcements, product enhancements and changing customer demands. Accordingly, our success depends upon our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards, and to continually improve the performance, reliability and features of our products and service. We have implemented a broad array of scaleable site management, search, customer interaction and distribution services systems that we use to process customers' orders and payments. These systems use a combination of our own proprietary technologies and commercially available licensed technologies. The systems that we use to process customers' orders and payments are integrated with our accounting and financial reporting systems. We focus our internal development efforts on creating and enhancing the specialized, proprietary software that is unique to our business.

         Our systems have been designed on industry standard architectures and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our systems provide 24-hour-a-day, seven-day-a-week availability. Our system hardware is located in our Scottsdale, Arizona facility.

PRINCIPAL SUPPLIERS, CUSTOMERS AND STRATEGIC ALLIANCES

         Our principal suppliers have over the past two fiscal years included Ingram Micro, Inc., Synnex Information Technologies, Inc. and Elitegroup Computer Systems, Inc. As we focus more on producing computer systems utilizing the Linux operating system, we anticipate that suppliers such as Super Micro Computer, Inc., Intelligent Computer Periphexalo, Cobalt Networks, Inc. and Corel Corporation will become significant suppliers to Ebiz.

         We have entered into a distribution and licensing agreement with Corel Corporation under which we will distribute the WordPerfect (R) 8 word processing program pre-loaded onto certain of our Element-L and PIA systems. This agreement is for a twelve month period which commenced September, 1999. The agreement may be extended for an additional 12 month term or sooner cancelled under certain conditions.


         We have historically had a concentration of customers. In fiscal 1999, sales to egghead.com accounted for 26% of total revenue and to Fred Meyer Food Stores accounted for 15% of the total revenue. See "NOTES TO FINANCIAL STATEMENTS - NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONCENTRATIONS OF CREDIT RISKS." We believe that in the future our customers will become more diverse and that the level of concentration will diminish.


COMPETITION

         The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future. We currently or potentially compete with a variety of other companies in each of our targeted market niches. Although we believe there may be opportunities for several providers of products and services similar to ours, a single provider may dominate any of our markets. We expect that additional companies will offer competing e-commerce solutions in the future.

         The Emergence of Linux Portals. Several Linux based Web site portals which offer technical news, software downloads, Web site tools, resources, links and services, as well as product marketing, have been recently developed. The sites highlight the growing competition in the open-source world, and among Linux operating system developers in particular. Our research indicates there are currently 137 companies that have Linux-based Web sites, 49 of which assemble and/or resell Linux computers, with only 9 offering desktop solutions. There are numerous Linux portals offering information, software, services and resources. The sites that offer some of the same content or services as TheLinuxStore.com include justlinux.com, LinuxLinks.com, LinuxStart.com, Linux.org, linux.com, Linuxmall.com, RedHat.com, FirstLinux.com, LinuxToday.com, Slashdot.org, Freshmeat.com and linuxbandwagon.com.

         Now considered a legitimate challenger to Windows and Unix, particularly as dedicated single purpose servers (such as a Web server), Linux itself is both free of charge and free to modify as any user desires. Several companies are building business models around Linux by selling customer service, technical support and applications with the system. Red Hat has dominated this market by entering into distribution agreements with large hardware makers such as IBM and Dell resulting in it accounting for approximately 56 percent of operating systems of all Linux servers shipped last year, according to IDC.

         Low-cost PC/Appliances. In the emerging low-end PC and "appliance" market, new competitors are emerging with frequency, primarily due to the bundling and strategic partnerships with online service providers marketing "free PC's" with a multi-year service commitment. Current market entrants include Netpliance, E-Machines, Free PC, Free iMac and Microworkz. Major competitors in the PC manufacturing segment include Dell Computers, Gateway Computers, IBM, NEC, Compaq and others. Ebiz intends to compete in the value priced range of PCs and believes it can be successful by offering uniquely styled, quality products and effective technical support at competitive prices.


         Business-to-Business Auctions, Clearinghouse/Wholesalers. In the business-to-business clearinghouse market in which EBIZmart.com engages, numerous sites offer products available for auction and numerous business-to-business product reselling and resource Web sites are available. Currently, there is no known e-commerce portal dedicated to providing content, links, services and business-to-business sales of merchandise through all three purchasing methods we provide, although we believe additional companies will offer these solutions in the future. We believe that we are uniquely positioned to make this VSP successful. Indirect competitors of EBIZmart.com in addition to those above include a growing list of e-commerce content and merchant sites. There is a growing number of purchasing utility and assistant programs and sites attempting to establish themselves as procurement and distribution utilities. These sites and programs are anticipated to compete with our VSP features and tools.

         We will also compete with several large computer product distributors including CDW, Gateway Computers, Dell Computers and, to some degree, our customers and suppliers such as Insight, Hamilton Avnet and others. We intend to focus on our niche of procuring and merchandising surplus computer products and believe that we can successfully compete with other distributors in this segment.

INTELLECTUAL PROPERTY

         We rely primarily on trademark and copyright laws to protect our intellectual property. We also enter into confidentiality and nondisclosure agreements with our employees and others, and generally control access to our proprietary information.

         We have filed with the United States Patent and Trademark Office for trademark/service mark registration of "EbizMart," "M(2) Systems ," "CPU MicroMart," and others. We are in the process filing registrations for "Element-L Systems," "TheLinuxStore.com," "PIA," "PlanetPIA.com," "Accelerating the Alternatives," "Performance to the Next Power" and other trademarks/service marks used or anticipated to be used in our business. We have registered Internet domain names for each of our current VSP sites as well as numerous others. Additional filings and domain registrations are anticipated, including variations of the above marks and names.


EMPLOYEES

         As of September 30, 1999, we had a total of 70 full-time employees, including 33 administrative, 14 sales and 23 manufacturing employees. Our employees are not covered by any collective bargaining agreements, and we consider our relationship with our employees to be good.

FACTORS AFFECTING FUTURE PERFORMANCE

We are an early stage company with limited operating history making it difficult to evaluate our future prospects.



        We essentially re-engineered our operations through acquisition of Genras' assets and rights to the "CPU MicroMart" name and operations in 1998. We recently shifted our focus away from the Web auction channel, which comprised over 90% of fiscal 1998 revenues, to our current business format. We have also just recently entered the computer manufacturing industry and have limited results of operations from this segment of our business. We have even more recently focused on development of our Element-L (TM) brand of system and are developing our new PIA brand, each utilizing the Linux operating systems, and are devoting considerable resources to the development of these lines and to TheLinuxStore.com and PlanetPIA.com VSPs. Our revenues in the short term may not increase as in prior periods, or may decrease as a result of this strategy. We will encounter numerous risks and difficulties encountered by early stage companies in the rapidly developing e-commerce markets as well as risks associated with manufacturing and distributing PC computer systems. We may not be successful in addressing these risks and there can be no assurance that our business strategy will be successful.



We have a history of losses and anticipate future losses.


         For the fiscal years ended June 30, 1998 and 1999, we sustained net losses attributable to common shareholders of approximately $422,000 and $1,954,000, respectively. Future losses are likely to occur. Our independent auditors have noted that our success in obtaining additional capital funding will determine our ability to continue as a going concern. While we have demonstrated the ability to grow revenue, we have yet to generate and maintain sufficient profitability to sustain or grow operations without additional external funding. No assurances can be given that we will be successful in continuing to grow our revenues or reaching or maintaining profitable operations.


We are dependent upon the evolution of e-commerce and the growth of Web usage.


         We expect to derive significant revenues from our VSP "virtual stores" and from the sales of our computer systems. This strategy anticipates continued growth in consumer acceptance of on-line shopping and in the demand for our value priced computer systems. While the trend appears to be toward rapid expansion of e-commerce and for increased demand for value priced computer systems, this market has not existed long enough to establish broad acceptance or generate significant revenue. If this market fails to develop or develops more slowly than we anticipate, our anticipated revenues may not materialize.

We are dependent upon corporate and consumer acceptance of the Linux system in general and our branded PC systems in particular.

         Our entry into the computer system manufacturing industry is a new line of business in which we have no prior experience. While we believe the prior experience of our management team will allow us to operate this business, there can be no assurance that we will be successful. Our Element-L(TM) line has just been developed and utilizes the Linux operating system. Acceptance of the Linux system will be critical to the success of this product line and to our PIA(TM) product line. Our M(2) Systems(TM) line is relatively new and does not have brand recognition to the same extent of most of our competitors. There can be no assurance that our computer systems will meet with consumer acceptance. If our systems are not met with the consumers acceptance we anticipate, our revenues, and operating results will likewise not reach the levels we anticipate.


We face intense competition in the e-commerce market and we can give no assurances that we will be able to compete successfully.

         The computer hardware and software distribution business is an intensely competitive industry, and we face increasing competition in every aspect of this business. E-commerce distribution is relatively new in the industry and is anticipated to attract significant competition. We recently entered the PC manufacturing market, which is also highly competitive. We plan to create a growing presence in e-commerce distribution of product categories and will face intense barriers to entry as the business of selling products via the Internet experiences growth. This industry is characterized by rapid technological and consumer preference change, massive capital infusions, and the emergence of a large number of new and well established companies aspiring to control market share in the Internet distribution process. A relatively small number of these companies, including America Online, Yahoo!, MSN, Excite and Lycos, currently control primary and secondary access to a significant percentage of all Internet users and have a competitive advantage in marketing to those users. Other large and established companies, such as major computer manufacturers and distributors, have established relationships with large customer databases and are rapidly expanding into Internet distribution. Substantially all of these companies have financial, technological, promotional and other resources much greater than ours. There can be no assurances that we will be able to compete effectively in these marketplaces.


We have experienced rapid growth and cannot guarantee that we will be able to manage future growth.

         We have recently experienced rapid growth in employees, sales, customers and operations. This growth has brought many challenges and placed additional pressure on our already limited resources and infrastructure. No assurances can be given that we will be able to effectively manage this or future growth. Our future growth may place a significant strain on our managerial, operational, financial and other resources. Our success will depend upon our ability to manage growth effectively, which will require that we continue to implement and improve our operational, administrative and financial and accounting systems and controls and continue to expand, train and manage our employees. Our systems, procedures and controls may not be adequate to support operations and we may not be able to achieve the rapid execution necessary to exploit the market for our business model. Our inability to manage internal or acquisition-based growth effectively would cause a significant strain on our resources and our resulting financial performance would be materially adversely affected.


We carry a significant level of product inventory which can become outdated rapidly.

          Computer component inventory can become outdated due to rapid technological and product advances. While we obtain our inventory at competitive prices, if we are unable to dispose of this inventory for a profit due to a shift in consumer demand or product advances or, if we liquidate this inventory at low margins or below costs, our profitability will be adversely affected.

We must stock sufficient inventory to meet our customers needs.

         It is also critical to our success that we stock sufficient inventory to meet customer demand for both third party products and our PC systems. Our inability to adequately stock inventory, due to capital constraints, procurement difficulties or other reasons, would adversely affect our operating results both on a quarterly and annual basis.


We have experienced difficulty in accurately forecasting our sales which results in our inventory levels and sales revenues to vary from our estimates.

         As a result of our limited operating history, it is difficult to accurately forecast our net sales and we have limited meaningful historical financial data upon which to base planned inventory purchases and operating expenses. We base our current and future expense levels on our operating plans and estimates of future net sales, and our expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause our net losses in a given quarter to be greater than expected.

Our operating results are subject to significant fluctuations and may result in continued losses.

         As a result of our limited operating history, rapid growth and change in business focus, and because of the emerging nature of the markets in which we compete, our historical financial data is of limited value in planning future operating expenses. Our expense levels will be based in part on expectations concerning future revenues. Our revenue is derived primarily from product sales, which are difficult to forecast accurately. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. A significant shortfall in demand for our products could have an immediate and material adverse effect on our business, results of operations and financial condition. Our business development and marketing expenses will increase significantly as we expand our operations. To the extent that such expenses precede or are not rapidly followed by increased revenue, our business, results of operations and financial condition may be materially adversely affected.

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

             -    the level of demand for our products;

             -    the level of demand for conventional and e-commerce marketing;

             - the introduction of new products or services by us or our competitors;

             - our ability to attract and retain personnel with the necessary strategic, technical and creative skills required for effective operations;

             -    the amount and timing of expenditures by customers;

             -    customer budgetary cycles;

             - the amount and timing of capital expenditures and other costs relating to the expansion of operations;

             - our success in finding and acquiring suitable acquisition candidates;

             -    pricing changes in the industry;

             - technical difficulties with respect to the use of the Internet;

             -    economic conditions specific to Internet technology usage;

             - government regulation and legal developments regarding the use of the Internet; and

             -    general economic conditions.

         As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on our quarterly results. We may also experience seasonality in our business in the future, resulting in diminished revenues as a consequence of decreased demand during certain periods of the year. Due to all of these factors, our operating results may fall below the expectations of securities analysts and investors in any future quarter. In such event, the trading price of our common stock will likely be materially and adversely affected.

Our success is dependent upon our ability to raise additional capital and there are no assurances we will fund additional capital resources.

         Since inception we have funded operations with debt and equity capital. Our ability to operate profitably under our current business plan is largely contingent upon success in obtaining additional sources of debt and equity capital. There can be no assurance that sources of capital will be available on satisfactory terms or at all. Under the terms of the Debenture and related agreements, we are able to access limited capital upon conversions of the Debenture into common stock. However, the timing of the access to or amount of this capital is not assured because the Debenture is convertible solely at the discretion of the holder of the Debenture. Without additional capital we may not be able to fully implement our business, operating and development plans. No assurance can be given that any such financing, if obtained, will be adequate to meet our ultimate capital needs. If adequate capital can not be obtained or obtained on satisfactory terms, our operations could be negatively impacted.


Security risks of e-commerce may deter purchases of our products.

         Our relationship with our customers may be adversely affected if the security measures that we use to protect their personal information, such as credit card numbers, are ineffective. If, as a result, we lose many customers, our net sales and results of operations would be harmed. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. We cannot give assurance that we can prevent all security breaches.


Credit card fraud could harm our net sales results.

         A failure to adequately control fraudulent credit card transactions would decrease our net sales and results of operations because we do not carry insurance against this risk.

Our inability to collect accounts receivable on a timely basis could cause our cash flow to be impaired and reduce our profitability.

         Our greatest difficulty in collections have historically been from the auction Web site organizations. While we have reduced this line of distribution, gained significant expertise in dealing with Internet distribution and collection issues and instituted new credit review and approval procedures, no assurances can be given that future unexpected problems and collection risks will not develop from these and other customers which could reduce our profitability or increase our losses.


Risks associated with manufacturing computer systems, such as technical support, quality control and production problems, could result in significant product returns and customer dissatisfaction.

         We are increasingly generating revenues from manufacturing our own brand of computers. This activity creates a wide variety of risks associated with manufacturing, including but not limited to defects and warranty costs exceeding expectations. Also, customer service and technical support requirements could exceed expectations and have severe adverse effects on operations. No assurances can be given that we will be able to handle production and quality control issues as we increase manufacturing activity. While we perform a substantial amount of pre-delivery testing of our systems and believe we have a lower than industry average return of our manufactured products, we may experience significant returns in the future that could reduce our profitability and harm our reputation in the market.


If our supplier relationships are disrupted, our ability to manufacture computer systems would be harmed.

         We purchase components utilized in our computer manufacturing operations from various suppliers. If we are unable to obtain sufficient quantities of components our net sales would be adversely affected. We are also subject to risks of fluctuations in our component prices. If prices charged by our vendors escalate, our cost of goods sold and net income would be adversely affected.


If our intellectual property protection is inadequate, competitors may gain access to our technology and proprietary property which could undermine our competitive position.

         We deal in technically complex products and multi-layered supply and distribution sources. We have limited proprietary property, and are relying heavily on copyright, trademark, trade secret, nondisclosure and confidentiality measures to protect these limited rights. Such protections may not preclude competitors from developing similar technologies or services competitive with ours. While we do not believe that any of our intellectual property infringes on proprietary rights of third parties, no assurance can be given that infringement claims may not be asserted. Litigation resulting from assertion of our rights or from defense of a third party claim could be expensive and adversely affect our operations even if we were ultimately successful. There is also no assurance that we will have sufficient resources to sustain or defend protracted legal actions to protect our proprietary rights.


Our success depends on our ability to continue to adapt to a rapidly changing industry.

         The computer industry is characterized by rapid change, frequent new product introductions, changing customer demands, evolving standards, and many other uncontrollable and unforeseeable trends and changes. Our future success will greatly depend upon our ability to timely and effectively address changes in this industry. No assurances can be given that we will be able to effectively deal with these changes which could result in our operations being unprofitable.

If we do not adequately address "Year 2000" issues, we may incur significant costs and our business could suffer.

         We have taken steps to ensure that we will not be adversely affected by the Year 2000 equipment and software failures that may arise in software applications and equipment with embedded logic where two-year digits are used to define the applicable year. A review has been conducted in all of our computer hardware, software and equipment with embedded logic to identify those areas. The vendors for our software packages have indicated that our software is Year 2000 compliant. We do not believe the cost of any necessary upgrades will be material. Contingency plans are being developed in the event that systems fail. We have also communicated with our material suppliers, service providers and customers regarding their compliance with Year 2000 requirements. As a result of such inquiries, no significant deficiencies have been identified. We will continue to monitor these third parties for Year 2000 compliance, but there can be no assurance that all non-complying equipment and software will be identified and upgraded on a timely basis. In addition, there can be no assurance that our customers and suppliers will not be adversely affected by their own Year 2000 issues, which may indirectly adversely affect our business.


We have historically received substantial revenue from a small number of customers which makes us vulnerable to significant revenue reduction if these relationships are not maintained.

         We have historically had a concentration of both customers and suppliers. In fiscal years 1997 and 1998, two customers represented over 50% of our sales. In the first quarter of 1999, one customer represented over 50% of our sales and in the second quarter a different customer accounted for approximately 35% of our sales. While we believe our customer base will become more diverse, concentration may continue or re-occur in the future, exposing our operations to material adverse consequences should disruptions or problems be encountered with a major customer or supplier.


We may pursue acquisitions of complimentary businesses, products and technologies which, if unsuccessfully implemented, could deter our operations and growth.

         We have been approached by entities that have proposed acquiring our operations and by entities desiring to sell businesses to us. One or more mergers or acquisitions may occur in the future which could have material adverse consequences to our operations or to our stock value. A component of our future growth strategy is possible acquisition of other companies that meet our criteria for strategic fit, geographic location, revenues, profitability, growth potential and operating strategy. Successful implementation of this strategy depends on our ability to identify suitable acquisition candidates, acquire such companies on acceptable terms and integrate their operations successfully with ours. Moreover, in pursuing acquisition opportunities we may compete with other companies with similar growth strategies, certain of which may be larger and have financial and other resources greater than ours. Competition for acquisition targets likely could also result in increased prices of acquisition targets and a diminished pool of companies available for acquisition. Acquisitions involve a number of other risks, including adverse effects on reported operating results from increases in goodwill amortization, the risks of acquiring undisclosed or undesired liabilities, acquired in-process technology, stock compensation expense and increased compensation expense resulting from newly hired employees, the diversion of management attention, potential disputes with the seller of one or more acquired entities and the possible failure to retain key acquired personnel. Any acquired entity or assets could significantly under-perform relative to our expectations. Our ability to meet these challenges has not been established.


We depend upon our key personnel and skilled employees and they would be difficult to replace.

         While no assurances can be given that our current management resources will enable Ebiz to succeed as planned, a loss of one or more of our current officers or key employees could severely and negatively impact our operations. We do not have employment contracts with any of our key employees.

No assurances can be given that we will not suffer the loss of key human resources for one reason or another. Our future success also depends on our continuing ability to attract, retain and motivate highly skilled employees. Competition for employees in the industry is intense. We may be unable to retain our key employees or to attract, assimilate or retain other highly qualified employees in the future. We have experienced difficulty from time to time in attracting the personnel necessary to support the growth of our business and we may experience similar difficulties in the future.

Separate organization of PIA, Inc. may not result in a successful entity or add value to Ebiz.

         We have organized a wholly owned subsidiary, PIA , Inc., and may transfer our PC manufacturing and marketing operations to this entity. We believe that the organization of PIA will be a strategic move to bifurcate and more clearly define our two areas of focus, e-commerce marketing of third party products, and value price PC system manufacturing and distribution. However, we have not determined to proceed with this strategy. We intend to explore possibilities of capital raising through PIA directly. These efforts may lead to PIA being owned by us with other shareholders, which would result in indirect dilution of ownership of PIA by our shareholders. While we believe bifurcation and eventual separation of our two areas of focus may prove to be in the best interests of Ebiz and its shareholders, this strategy involves risks including potential diversion of management resources, conflicts of interest with the business relationship between the entities and increased costs of operations as the two entities separate their operations. No assurance can be given that separation of these operations will ultimately enhance the total probability or value of Ebiz.

We may not have adequate insurance to cover all of our risks.

         We anticipate the need to procure additional insurance coverage related to product liability, key man insurance and other risks currently not adequately covered. Failure to timely obtain additional insurance coverage could have an adverse effect on our business.

Control of Ebiz is concentrated in the existing management which limits the ability of other shareholders to influence corporate decisions.

         Control of Ebiz is concentrated within a small number of stockholders, who compromise our executive management. Such management, when acting in concert, can effectively control the election of our Board of Directors. As a practical matter, current management will continue to control Ebiz into the foreseeable future.

The conversion price of the Debenture is not fixed and could result in excessive dilution.


         The conversion price of our outstanding Debenture (as defined below) is at the lesser of (a) $7.4953 or (b) the average of the three lowest closing bid prices of Ebiz's common stock for the 15 consecutive trading days immediately preceding the holder's election to convert. However, if the closing bid price of the stock is less than $7.4953 at any time during the five trading days preceding the date any portion of the Debenture is convertible, Ebiz has the right to redeem for cash such conversion amount at a premium ranging from 105% to 108%. See "ITEM 8 - DESCRIPTION OF SECURITIES." We believe that the right to redeem the Debenture for cash will Ebiz to prevent excessive dilution of its shares through issuance of shares at prices we do not believe to be adequate. While we intend to exercise the redemption for cash feature as deemed appropriate to prevent what we consider to be excessive dilution, there is no assurance that Ebiz will have sufficient cash reserves to redeem the Debenture at any given time of conversion or at all. We currently do not have any sources of cash reserves sufficient to redeem the amount of the Debenture that is presently convertible into our common stock.

The price of our common stock is highly volatile.

         Our stock is currently traded in the over the counter market. Our stock is subject to high price volatility, low volumes of trades and large spreads in bid and ask prices quoted by market makers. Due to the low volume of shares traded on any trading day, prices of Ebiz common stock may be easily influenced by persons buying or selling in relatively small quantities. This low volume of trades could also cause the price of Ebiz stock to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of Ebiz common stock may also not be able to readily liquidate their investment or may be faced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of the Ebiz common stock exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup its investment.


         Our common stock was recently delisted from the OTC Bulletin Board due to our not meeting the deadlines of being a company reporting under the Exchange Act. Certain broker/dealers making a market in Ebiz's common stock have indicated their willingness to re-list the stock on the OTC Bulletin Board when the stock is qualified. Management has also indicated its willingness to cause the common stock to be listed on the NASDAQ small cap and National Market when qualified. However, no assurance can be given that any such listings will occur or that an active market in the Ebiz common stock will develop or be sustained. If an active market in Ebiz common stock does not develop, holders of our common stock may be unable to readily sell the stock they hold or may not be able to sell such stock at all.



ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION



         The following discussion provides information that we believe is relevant to an assessment and understanding of Ebiz's results of operations and financial condition for the fiscal years ended June 30, 1999 and 1998 and the three months ended September 30, 1999. The following discussion should be read in conjunction with the Financial Statements and related notes. See "INDEX TO FINANCIAL STATEMENTS" and the Financial Statements referenced in the index.


BACKGROUND

         Ebiz is an early stage operating company with limited operating history in its current business line upon which an evaluation of its prospects can be based. Until September of 1998 our Internet sales orders were generated from third party "virtual store" Web sites such as Zauction.com and OnSale.com where e-commerce shoppers purchased listed products on-line and orders were electronically transmitted to us daily. We directly shipped to their customers nationwide.


         In September 1998 we launched our own Internet e-commerce Web site, cpumicromart.com, and deployed our own sales staff to generate sales directly and through third party resellers. In January 1999 we launched another e-commerce VSP site, EBIZmart.com, which we believe was the first business-to-business e-commerce clearinghouse portal creating a centralized procurement location for large quantity liquidation of surplus products. In April 1998 we began manufacturing our own "white box" PC systems under the brand name of M(2) Systems(TM). In April 1999 we began manufacturing a second brand of PCs, Element-L(TM), which features the Linux operating system. Also in April, 1999, we launched TheLinuxStore.com, our VSP dedicated to Linux products.



         TheLinuxStore.com has become our primary focus as the Linux operating system has emerged as the low-cost, high-performance alternative to conventional computing systems. Through it, we provide total Linux solutions as a full-service specialty distributor offering "Everything Linux" including desktop PCs, workstations, notebooks, Alpha systems, servers, hardware components, peripherals, software and apparel. In addition, TheLinuxStore.com features community resources, a free Linux directory and links to numerous Linux-based sites.

         Our objective is to become a leader in e-commerce marketing, providing technical expertise and distribution of specialized products to fast growing vertical markets, as well as a nationally recognized manufacturer of value priced computer products. We have recently concentrated our strategic focus on the Linux market and we have made the business decision to transition our organization accordingly. We anticipate that this new focus will result in a short term reduction in revenues as we shift way from the high volume, low margin white box/clone business and towards the higher margin opportunities of the Linux market. As a result, we anticipate that our expenses will plateau, reflecting a related redirection of resources, and will then grow as we expand our marketing and technical capabilities and increase our promotional activities. We believe our major competitive advantages include our proven customer databases, the expertise of our management team and our internal programming and Web development staff. We expect to utilize these strengths with our extensive contacts and expertise in computer component and surplus merchandise procurement and in e-commerce development, distribution and marketing.

RESULTS OF OPERATIONS


         Three Months Ended September 30, 1999 Compared to Three Months Ended September 30, 1998. Sales were $5,638,628 for the quarter ended September 30, 1999 compared to $4,586,753 for the quarter ended September 30, 1998. The $1,051,875 increase, approximately 23%, over the prior period, was due to the sales of our Element-L(TM) and M(2) Systems(TM), the improved productivity of our sales force and increased promotion of our principal Web site, TheLinuxStore.com. During the three months ended September 30, 1999, we concentrated our focus on the rapidly growing market for Linux based systems and related products and services by enhancing TheLinuxStore.com to become a VSP that is intended to serve the Linux community and provide a knowledge base for new and aspiring Linux users. Concurrently, we have utilized our own sales capabilities to generate substantial sales volume for systems, components and peripherals directly to corporate customers and through selected value added resellers, retailers and major e-commerce Web sites, such as egghead.com.



      Cost of sales for the three months ended September 30, 1999 decreased to 94.8% of sales from 99.8% of sales from the same period in 1998. The decrease was due to the change in sales mix away from the auction business and towards the Linux market and the production of our sales force. The gross profit margin increased to 5.2% of sales for the quarter ended September 30, 1999 from 0.2% of sales for the same period in 1998.



         Selling, general and administrative expense was $1,268,908 or 22.5% of sales, for the quarter ended September 30, 1999 as compared to $410,118, 8.9% of sales, for the same period in 1998. This was due to higher expenditures for advertising and marketing and the building of the information technology, sales, marketing and administrative infrastructure, and the related expenses, required to implement our strategies.



         Interest expense increased to $216,794 in the quarter ended September 30, 1999 from $52,919 in the same period in 1998. The increase was due to the higher level of debt during the first quarter of fiscal 2000 and to costs incurred to retire debt, and related warrants, in August, 1999.



      The preceding operational factors resulted in a net loss attributable to common stockholders of $1,240,289, or $0.17 per diluted share, for the three months ending September 30, 1999 as compared to a net loss of $463,371, or $0.07 per diluted share, for the three months ended September 30, 1998.

         Year Ended June 30, 1999 Compared to Year Ended June 30, 1998. Net revenue was $15,290,202 for the year ended June 30, 1999 compared to $6,824,967 for the year ended June 30, 1998. Revenue for the 1998 fiscal year was generated by our predecessor, Genras. The $8,465,235 increase, approximately 124% over the prior year was due to the introduction of our Element-L(TM) and the growth in sales of our M(2) Systems(TM) brands, the opening of our VSPs and the development of our own sales force.

         During fiscal 1999, we were able to substantially broaden our distribution base and strategically position the Company in the e-commerce market with the launching of our VSP sites, EBIZmart.com and TheLinuxStore.com. We have de-emphasized sales through third party auction Web sites, and increased our sales directly to consumers, businesses and institutions through our own sites. An increasing percentage of total sales in fiscal 1999 were generated directly through our on-line "computer store" Web sites to end users, as well as through our growing number of authorized resellers. In addition, we developed our own sales capabilities to generate substantial sales volume for M(2) Systems(TM) and Element-L(TM) directly to corporate customers and through selected value added resellers, retailers and major e-commerce Web sites such as egghead.com. The cost of sales (which includes all direct manufacturing costs) was $14,358,772 in 1999 compared to $6,157,794 in 1998. The increased sales volume was the primary reason for the increase. Gross profit margins decreased from 9.8% to 6.1% due to the wind down of the auction business during the first quarter of 1999 and the ramp-up costs associated with the tripling of system manufacturing during the second half of 1999.

         Selling, general and administrative expenses were $2,512,415 for fiscal 1999, an increase of $1,830,845 from 1998. This increase was due to the building of our information technology, sales, marketing and administrative infrastructure and the related expenses required to begin implementing the Company's sales and manufacturing strategies.

         Research and development expenses were approximately $190,000 in fiscal year 1999 compared to minimal expenses for the prior period. The costs to maintain our Web sites and our Web site tools are expensed as incurred.

         The preceding operational factors resulted in a net loss of $1,877,124 for the fiscal year ending June 30, 1999 as compared to a net loss of $422,457 for the year ended June 30, 1998.

         Our prior results of operations are not indicative of future results. See "ITEM 1. DESCRIPTION OF BUSINESS - Factors Affecting Future Performance" and "Liquidity and Capital Resources" below for a discussion of factors that may affect future revenues and liquidity.


LIQUIDITY AND CAPITAL RESOURCES.


         Three Months Ended September 30, 1999 compared to Three Months Ended September 30, 1998. At September 30, 1999, we had cash and cash equivalents of approximately $484,000, representing an increase of approximately $408,000 from the total of approximately $76,000 at June 30, 1999. The increase is primarily the result of the convertible Debenture placed in August, 1999.



         Operating Activities. Our net cash used in operating activities was approximately $713,000 for the three months ended September 30, 1999 as compared to approximately $534,000 used in the three months ended September 30, 1998. In first quarter of fiscal 2000, the cash was used for the selling, general and administrative expenses from the implementation of the Company's strategic programs. In the quarter ending September 30, 1998, the net cash used in operating activities was primarily for increased inventory and the reduction of accounts payable.



         Investing Activities. The net cash used in investing activities was approximately $80,000 and $102,000 for the quarters ending September 30, 1999 and September 30, 1998, respectively. In the three months ending September 30, 1999, these activities included the acquisition and development of software and equipment for our Web sites and administrative activities. For the same period in 1998, investing activities included the acquisition of software and equipment for administrative and operations functions.



         Financing Activities. During the three months ended September 30, 1999, the net cash provided by financing activities was approximately $1,201,000. The Debenture provided approximately $6,903,000, of which $5,000,000 was placed in a bank as collateral for the Debenture, which is to be accessed through the conversion of the Debenture into shares of the Company's common stock. We repaid $350,000 of our line of credit and $887,900 of the principal of notes payable. Additional notes payable of $488,000 were initiated during the quarter and $210,100 were outstanding on September 30, 1999.



         Year Ended June 30, 1999 Compared to Year Ended June 30, 1998. At June 30, 1999, we had cash and cash equivalents of approximately $76,000, representing a decrease of approximately $393,000 from approximately $469,000 at June 30, 1998. The decrease is primarily the result of the Company's net loss and the growth of accounts receivable and inventory.



         Operating Activities. Our net cash used in operating activities was approximately $2,940,000 for fiscal 1999 and approximately $9,300 for fiscal 1998. In fiscal 1999, the cash was used for the selling, general and administrative expenses and increased inventory and accounts receivable that were the result of substantially higher sales and the implementation of the Company's strategic programs. In fiscal 1998, the net cash used in operating activities was primarily for increased inventory.



         Investing Activities. The net cash used in the Company's investing activities was $473,000 and $58,000 for fiscal 1999 and 1998, respectively. In fiscal 1999, these activities included the acquisition and development of software and equipment for the Company's Web sites for which approximately $190,000 was expended and administrative activities for which approximately $283,000 was expended. In fiscal 1998, investing activities were primarily for equipment to support operations.


         Financing Activities. From inception until the transaction with Vinculum, our predecessor financed its operations almost entirely from internally generated working capital. Concurrent with the Vinculum transaction, we obtained our first significant equity capital of approximately $450,000, net of financing costs, due to the exercise of previously issued Vinculum warrants for common stock. This equity capital, obtained in June 1998, was primarily deployed during the quarter ended September 30, 1998 to pay the expenses of moving into our new facility, building our manufacturing, technology and sales infrastructure and financing the net loss from activity during that quarter, including the losses generated from the auction business.

         During fiscal 1999, the net cash provided by financing activities was approximately $3,023,000, obtained from borrowing and common and preferred stock issuance as discussed below.


         In September 1998, we obtained our first credit facility, a $250,000 revolving line of credit, with a local banking institution. This facility was later raised to $350,000. Borrowings under this line of credit accrued interest at a rate of 8.75% which was one percentage point above the lender's current prime rate. These funds were utilized to finance increased purchasing requirements to meet demand for our M(2) Systems(TM) PCs, finance the general expansion of our working capital and for other development activity. This credit facility was paid off on August 25, 1999.



         In December 1998, we obtained additional equity capital of approximately $1,194,000 after financing expenses, as a result of additional shareholder warrant exercises that generated approximately $293,000 at $0.75 per share and the sale of additional common stock that generated approximately $901,000 at $2.10 to $3.00 per share ($2.31 per share average). These proceeds were used to pay down the bank line of credit and other indebtedness, finance increased production requirements, meet other operational needs and finance the net loss from activity during that quarter. A significant amount of these net proceeds remained in cash at December 31, 1998.

         In April 1999, we obtained approximately $869,000 of net equity funds through the sale of 10,895 shares of Series A Preferred Stock. The Series A Preferred is convertible into shares of common stock at a conversion ration of 16 2/3 shares of common for each share of Series A Preferred converted or one share common for each $6.00 of preference value of the Series A Preferred. These proceeds were primarily used for increased inventory and accounts receivable.

         On April 19, 1999, we borrowed $500,000 from Aztore Holdings, Inc. for a one-year term at a fixed rate of 10%. The loan was evidenced by a note that was convertible into shares of common stock at a rate of $6.00 principal per share. We also issued Aztore Holdings a warrant to purchase 250,000 shares of our common stock as a condition to obtain the loan. We utilized the proceeds of this loan for inventory financing and accounts payable. This loan was repaid in full on August 25, 1999. Under the terms of the repayment, the warrant was cancelled.

         From time to time during fiscal 1999 we borrowed amounts from individuals, including Jeffrey I. Rassas, our Chief Executive Officer, and Stephen C. Herman, our President. The loans from Mr. Rassas and Mr. Herman were used primarily for working capital and did not exceed $30,000 from each at any time during this period.

         On August 25, 1999, we issued a $7,100,000 Subordinated Convertible Debenture ("Debenture") and a Warrant to purchase common stock ("Warrant") to JEM Ventures EBIZ, LLC for a total of $7,100,000. The Debenture is convertible into shares of Ebiz common stock at a conversion price of the lesser of (a) $7.4933 per share or (b) the average of the three lowest closing bid prices of the common stock during the 15 consecutive trading days prior to conversion. The Warrant is exercisable at any time prior to August 22, 2004 for the purchase of 60,000 shares of Ebiz's common stock at $7.4723 per share, 60,000 shares at $8.6219 per share and 125,000 at $6.3227 per share. The proceeds were used to secure a $5,000,000 letter of credit in favor of the holder of the Debenture, debt repayment and working capital. As the outstanding balance of the Debenture decreases, the amount of the letter of credit and corresponding cash collateral required to secure the letter of credit decrease, resulting in additional proceeds being available for working capital. Our ability to decrease the cash collateral for the letter of credit and obtain additional funds for working capital is contingent upon the holder converting the Debenture, which may occur at the holder's discretion, or our ability to pay down the Debenture with cash from other sources.

         Net Operating Loss Carryforwards. We have a net operating loss carry forward of approximately $3 million, over $2 million of which pertains to operations of Vinculum prior to the acquisition via reverse merger with Ebiz in June 1998. The utilization of the net operating loss incurred prior to June 1998 is subject to limitations, however, and the net operating loss may not be fully usable prior to its expiration. No deferred tax asset has been recognized in the Financial Statements due to the uncertainty of utilization.

         Fiscal 2000 Liquidity. We anticipate that our concentrated our focus on our branded computer systems utilizing the Linux operating system will result in less revenue growth on a short-term basis than we have experienced historically. The anticipated decrease is a result of our expected shift away from high volume/low margin production and towards what we perceive to be higher margin opportunities of the Linux market. We expect both our revenues and margins to increase over the long-term as a result of our focus on the Linux based market. Our expenses are anticipated to ultimately increase as a result of expanded marketing and promotional activities and as we expand our technical capabilities. We anticipate financing these increased costs primarily through cash made available as the Debenture is converted into shares of common stock and from other capital raising activities. While we intend to take actions as necessary to manage our liquidity requirements, there is no assurance we will be successful. Our ability to meet our liquidity requirements through fiscal 2000 is dependent upon timely conversion of the Debenture (which is at the sole discretion of the holder), obtaining additional capital or both.

YEAR 2000 "Y2K" CONSIDERATIONS

         Ebiz has addressed possible remedial efforts in connection with computer software that could be affected by the Year 2000 "Y2K" problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

         The Y2K problem can affect any modern technology used by a business in the course of its day. Any machine that uses embedded computer technology is susceptible to this problem, including for example, telephone systems, postage meters and scales and of course, computers. The impact on a company is determined to a large extent by the Company's dependence on these technologies to perform their day-to-day operations.

         Internally, Ebiz has reviewed all such equipment and has determined that many of our systems are Y2K compliant. This includes our telephone systems, postage equipment and our software. We anticipate that all systems and software will be fully reviewed and brought into compliance by November 1999. If certain systems are not brought up to Y2K compliance by the end of November 1999, then the non-compliant technology will be disabled so as not to have an impact on the systems that are compliant. We would not anticipate that any such events would have a serious impact on our day-to-day operations, or that any valuable information would be lost. We back up all computer systems daily to protect against data loss.

         The costs of bringing our technology up to Y2K compliance is expected to be less than $50,000. This is because the majority of the "patches" or programs designed to make software Y2K compliant can be obtained over the internet from manufacturers for little or no cost and we do not expect to rely heavily on outside consultants to upgrade our systems as most of the work can be performed in-house.

         Externally, the Year 2000 problem may impact other entities with which we transact business. We cannot predict the effect of the Year 2000 problem on such entities or Ebiz. With regard to those companies with which we do business on a daily basis, we cannot guarantee that they will be vigilant about their Y2K plan of action. Many, but not all, of our suppliers and customers have advised us of their Y2K readiness. We do not have any direct links with any of their systems. Should any of our suppliers or customers experience a disruption due to the Y2K problem, the most significant impacts may be a delay in receiving inventory or delays in the collection of accounts receivable. In a worst case scenario, the former may ultimately cause us to delay production or shipments to customers while the latter may become an obstacle for timely collection of accounts receivable.

         In these unlikely events, we have identified alternating suppliers for our critical components and our collections staff has discussed contingency plans with our larger customers. We have also prepared alternate scenario cash management plans to estimate the potential requirements for additional funding. we have not yet determined the source of such funds.

         In the event that Ebiz does experience Y2K problems, it could result in a decrease of Ebiz's revenues. A decrease of revenues could result in material losses from operations and a reduction in our working capital. Management is unable at this time to quantify the impact that the Y2K problem could have on our results of operations and financial condition.

ITEM 3.  DESCRIPTION OF PROPERTY

         We currently lease 30,000 square feet of office and warehouse facilities located in Scottsdale, Arizona. Approximately 10,000 square feet of the facility are utilized for administrative and sales offices and the remaining 20,000 square feet are utilized for warehouse and manufacturing. The lease on the facility is for a term through July 2001, with a current annual rental payment of approximately $175,000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of September 30, 1999, the ownership of each person known by Ebiz to be the beneficial owner of five percent or more of Ebiz's Common Stock, each officer and director individually, and all officers and directors as a group. Ebiz has been advised that each person has sole voting and investment power over the shares listed below unless otherwise indicated.



                                                                                        PERCENT OF
NAME AND ADDRESS OF OWNER                               NUMBER OF SHARES          BENEFICIAL OWNERSHIP(1)
Jeffrey I. Rassas(2)                                       1,828,212                      24.83%
15695 North 83rd Way
Scottsdale, Arizona  85260

Stephen C. Herman(3)                                       1,834,212                      24.91%
15695 North 83rd Way
Scottsdale, Arizona  85260

Michael S. Williams(4)                                      377,128                        5.12%
3710 East Kent Drive
Tempe, Arizona  85044

All Directors and Officers as a Group
(2 persons)                                               3,662,424(2)                    49.73%


        (1) Based upon 7,364,115 shares of common stock being issued and outstanding or committed to be issued as of September 30, 1999.

        (2) Mr. Rassas holds his shares beneficially through Hayjour Family Limited Partnership.

        (3) Mr. Herman holds his shares beneficially through Kona Investments Limited Partnership.

        (4) Mr. Williams holds 15,227 shares personally and, as its president, controls the voting of 360,710 shares held by Aztore Holdings, Inc. Barbara Williams, his wife, holds 1,191 shares. Mr. Williams disclaims beneficial ownership of the shares held by Aztore in excess of his percentage ownership of Aztore.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and executive officers of Ebiz are:

         NAME                       AGE          POSITION
         ----                       ---          --------

         Jeffrey I. Rassas          37           Director and Chief Executive
                                                 Officer

         Stephen C. Herman          45           Director and President

         Donald B.  Altvater        54           Vice President and Controller

         Larry Phillips             33           Vice President, Sales


DIRECTORS AND EXECUTIVE OFFICERS

         Jeffrey I. Rassas, Director and Chief Executive Officer, is the founder of Ebiz and has been its Chief Executive Officer since its inception in 1995. Between 1989 and 1995, Mr. Rassas owned and operated The Wilsaac Group, Inc., d/b/a DLC Consulting, an employee leasing and office services outsourcing firm with offices in Phoenix, Tucson, Los Angeles, Century City and Irvine. He arranged the sale of the Arizona offices to Dynamex, a division of Air Canada, in 1993 and the California offices to another buyer in 1995. Prior to DLC Consulting, from 1985 to 1989, Mr. Rassas co-founded ITS Travel Group, Inc., which grew into the third largest travel agency in Arizona before it was sold in 1989. From 1982 to 1985, Mr. Rassas held the position of Magnetics Engineer at CTM Magnetics. Mr. Rassas holds an Associates degree in electrical engineering.

         Stephen C. Herman, Director and President, joined Ebiz in September of 1997. Mr. Herman has approximately 20 years of computer and electronics distribution and sales experience. Between 1995 and 1997 he was a Vice President and Divisional General Manager for Globelle Incorporated. From 1992 to 1995, he was the Vice President of Sales for Insight Direct. His responsibilities included three specialty divisions. Between 1989 and 1992, Mr. Herman was the Director of Sales for Technology Marketing Group, a predecessor to Globelle. Between 1987 and 1989, Mr. Herman also was President and founder of Computer Solutions, Inc. ("CSI"), a five location corporate reseller servicing Fortune 1000 customers, which grew to $80 million in revenues by its second year. CSI was sold to Valcom in 1989, and Mr. Herman became President of Valcom Southwest, a wholly-owned subsidiary of Valcom.

         Donald B. Altvater, Vice President and Controller, joined the Ebiz in January 1999. Mr. Altvater has over 20 years of experience in financial, operations and marketing management in the electronics and communications industries with GTE and Fujitsu. He began his career with GTE International in 1971 and held a series of increasingly responsible positions with GTE companies that culminated in his appointment in 1987 as Vice President - Finance of Fujitsu GTE Business Systems, a joint venture between those two corporations. In 1989, Mr. Altvater was named Vice President and Chief Financial Officer of Federal Business Systems, a Fujitsu subsidiary. After electing early retirement in 1992, he managed two private companies in which he had an ownership interest. In 1996, Mr. Altvater became Controller of Refrac Systems, a privately held metallurgical engineering company and continued in that position until joining Ebiz in 1999. He holds a Bachelor of Science degree in Mathematics (magna cum laude) and Economics (cum laude) from Tufts University and an M.B.A. from the University of Chicago Graduate School of Business.

         Larry Phillips, Vice President, Sales, joined Ebiz in May 1999 and brings over a decade of experience in developing sales teams as well as lucrative business opportunities. He is responsible for developing and managing sales and customer service operations. Mr. Phillips was the General Sales Manager of PC Wholesale, Inc., a computer hardware and software distributor from 1997 until he joined Ebiz. Mr. Phillips was responsible for over $60 million in revenue and recruited, hired and trained staff and ran the day-to-day operations, including product sourcing and P & L, for the Minneapolis office. From 1992 to 1997 he served as Director of Sales for Globelle Incorporated, where he was responsible for nearly $170 million in sales and oversaw five branch offices. Mr. Phillips began his career with Piper Jaffrey in 1989, where he was responsible for corporate pension plans and individual investor portfolios. He holds a Bachelors of Science Degree in Finance and Economics from St. Cloud State University in Minnesota.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table is based upon compensation for the calendar years ended December 31, 1998, 1997 and 1996.



                                                                 ANNUAL
                                                            COMPENSATION(1)(2)
                                                    ------------------------------

NAME                                                 SALARY                  BONUS
----                                                 ------                  -----
Jeffrey Rassas,(2)       1998                        $ 72,000             $ 10,000
Chief Executive          1997                        $ 72,000             $ 60,000
Officer                  1996                        $ 36,000             $   --

Stephen Herman,(3)       1998                        $ 72,000             $ 10,000
President                1997                        $ 12,000(3)             --
                         1996                           --                   --


        (1) Excludes distributions for payment of personal income taxes resulting from Ebiz electing Subchapter S status, which election was terminated in June, 1998.

        (2) Mr. Rassas and Mr. Herman have received base annual salary of $96,000, commencing January 1, 1999. Bonuses and other compensation incentives are anticipated.

        (3)      Based on employment from September through December 1997.

STOCK OPTION PLAN

         Ebiz's Board of Directors adopted, and its shareholders approved, effective August 1998, the 1998 Equity Incentive Plan (the "Plan"). The purpose of the Plan is to promote the interests of Ebiz and to motivate, attract and retain the services of persons upon whose judgment, efforts and contributions the success of Ebiz's business depends. A further purpose of the Plan is to align the personal interests of such persons with the interests of shareholders of Ebiz through equity participation in its growth and success. The Plan provides for granting options, incentive stock options and restricted stock awards, or any combination of the foregoing for up to 1,000,000 shares of Ebiz's common stock. As of September 30, 1999, a total of 477,000 stock options were outstanding under the Plan of which 195,500 were vested. A total of 100,000 options to purchase shares under the Plan have been exercised.

EMPLOYMENT AGREEMENTS

         Ebiz has no employment agreements with its executive officers.

DIRECTOR COMPENSATION

         All authorized out-of-pocket expenses incurred by a director on behalf of Ebiz are subject to reimbursement. Ebiz is currently negotiating compensation packages for additional non-management directors to join the Board.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Effective as of June 1, 1998, Ebiz's predecessor, Vinculum, acquired substantially all of the assets and assumed the liabilities of Genras in exchange for 5,000,000 shares of its common stock. The 5,000,000 shares were distributed by Genras to its shareholders as follows: Jeffrey I. Rassas - 2,250,000 shares, Stephen C. Herman - 2,250,000 shares and Thomas A. Cifelli - 500,000 shares. Ebiz also agreed to reimburse, on a net after-tax basis, any income tax liability of the Genras shareholders related to the period of January 1, 1998 through the date of acquisition. After the acquisition, Mr. Cifelli was an officer and shareholder of Ebiz. Mr. Cifelli's relationship as an officer of Ebiz was terminated in January, 1999. Fox & Company Investments, Inc., a NASD registered broker-dealer with which Mr. Cifelli was affiliated, received 187,500 shares of common stock in connection with this transaction for investment banking advice and services related to the transaction. Aztore Holdings, Inc., the majority shareholder of Vinculum prior to the acquisition, entered into an agreement with Ebiz to be compensated in the event Ebiz obtains benefit from a prior net operating loss of Vinculum.



         Michael S. Williams, then a director of Ebiz, and Lanny Lang provided consulting services to Ebiz commencing in November, 1998. The consulting services were performed by the individuals in their capacities as employees of Aztore. Aztore was compensated $84,600 in cash and stock grants ($22,700 cash and 31,325 shares) for these services and Mr. Williams and Mr. Lang granted options to purchase 30,000 and 20,000 shares, respectively, of Ebiz common stock at $1.00 per share. The grant was made under the Ebiz 1998 Equity Incentive Plan for consulting services performed.


         In April, 1999, Aztore, whose president, Michael S. Williams, was then a director of Ebiz, loaned $500,000 to Ebiz, which was evidenced by a Secured Convertible Subordinate Note ("Note"). The Note was issued at a 10% interest rate, was secured by the grant of a security interest in certain of Ebiz's assets and was convertible into shares of common stock at one share per $6.00 amount of principal obligation. Ebiz also issued Aztore a warrant certificate which entitled Aztore to purchase 250,000 shares of Ebiz's common stock at $6.00 per share. In August 1999, Ebiz and Aztore agreed to cancel the warrant and to full payment of the Note with interest for total consideration of $629,165. Aztore also exercised the option, as assigned to it by Messrs Williams and Lang, to acquire 50,000 shares of Ebiz's common stock for $1.00 per share.

         From time to time Ebiz has borrowed funds from Jeffrey I. Rassas and Stephen C. Herman to meet working capital needs. These loans generally bear interest of 10% and were no greater than $30,000 during the 1999 fiscal year.

         Ebiz's general policy for entering into transactions with directors, officers and affiliates of the Company that have a financial interest in the transaction is to adhere to Nevada corporate law regarding the approval of such transactions. In general, a transaction between a Nevada corporation and a director, officer or affiliate of the corporation in which such person has a financial interest is not void or voidable if the interest is disclosed and approved by disinterested directors or shareholders or if the transaction is otherwise fair to the corporation.

ITEM 8.  DESCRIPTION OF SECURITIES


         Ebiz is a Nevada corporation and is authorized to issue 70,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. As of September 30, 1999, 7,364,115 shares of common stock were outstanding, 50,000 shares of common stock were pending issuance and 60,000 shares of preferred stock had been designated as Series A Preferred, of which 10,895 shares were issued and outstanding and convertible into 181,583 shares of common stock. The rights, preferences, privileges and limitations of the undesignated preferred stock may be determined by the Board of Directors, and may be issued in more than one series. As of September 30, 1999, Ebiz had a total of 477,000 options granted under the Plan outstanding, of which 195,500 were vested, each option and warrant entitling the holder thereof to acquire one share of Ebiz's common stock. As of September 30, 1999, Ebiz had outstanding warrants to purchase 461,711 shares of its common stock which were exercisable at prices ranging from $2.10 to $8.6219 per share, and a debenture which is convertible into a minimum of 947,260 shares.

COMMON STOCK

         The holders of the common stock are entitled to one vote per share on all matters submitted to a vote of shareholders of Ebiz. In addition, holders are entitled to ratably receive dividends, if any, as declared from time to time by the Board of Directors out of funds legally available for payment of dividends. No dividends are payable on the common stock until all accrued but unpaid dividends on the outstanding Series A Preferred shares have been paid. In the event of the dissolution, liquidation or winding up of Ebiz, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities of Ebiz and the preference amount distributable to the holders of the Series A Preferred Shares. The holders of common stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares.

         Under the terms of Ebiz's bylaws, except for any matters which, pursuant to Nevada law, require a greater percentage vote for approval, the holders of a majority of the outstanding common stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of Ebiz's shareholders. Except as to any matters which, pursuant to Nevada law, require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the common stock present in person or by proxy at any meeting (provided a quorum is present) is sufficient to authorize, affirm or ratify any act or action, including the election of the Board of Directors.

         The holders of the common stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of common stock can elect all of the directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of common stock would not be able to elect any directors. The Board of Directors is empowered to fill any vacancies on the Board created by the resignation, death or removal of directors.

         In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Nevada law and Ebiz's bylaws provide that shareholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of Ebiz entitled to vote on the action. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the shareholders will be given to those shareholders who do not consent in writing to the action. The purposes of this provision is to facilitate action by shareholders and to reduce the corporate expense associated with special meetings of shareholders.

PREFERRED STOCK

         Under Ebiz's Articles of Incorporation, additional shares of preferred stock may, without any action by the shareholders of Ebiz, be issued by the Board of Directors from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board of Directors has the power, without shareholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of preferred stock (subject to the preferences of the Series A Preferred shares discussed below) issued in the future, which could adversely affect the voting power or other rights of the holders of common stock.

         The Board's authority to issue preferred stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of Ebiz. Ebiz has no present plans to issue any shares of preferred stock other than the Series A Preferred.

SERIES A 10% CONVERTIBLE PREFERRED STOCK

         The holders of the Series A Preferred have preference in payment of dividends and in liquidation distributions (to the extent of $100 per share) over Ebiz's common stock.


         Each share of Series A Preferred, which was purchased at $100 per share, is convertible into shares of Ebiz's common stock at a conversion ratio of one share of Series A Preferred to 16 2/3 shares of common stock. Upon conversion, a Series A Preferred holder would exchange $6.00 of the amount paid for the Series A Preferred for each share of common stock received. The conversion ratio of the Series A Preferred is to be adjusted to prevent dilution in the event of any stock splits, stock dividends (except dividends payable on the Series A Preferred) or other adjustments to Ebiz's capital structure. Ebiz may redeem the shares of Series A Preferred at $100 each, plus accrued and unpaid dividends, if the closing bid of Ebiz's common stock is in excess of $9.00 for 20 out of 30 consecutive trading days. In the event the closing bid of the common stock is at a price equal to or in excess of $13.50 for 20 out of 30 consecutive trading days, the shares of Series A Preferred shall automatically convert into common stock of Ebiz.


         Each share of Series A Preferred has a $10 (10%) annual, cumulative dividend accruing each January 1, April 1, July 1 and October 1, commencing on April 1, 1999. Ebiz may, in its discretion, pay dividends in whole or in part in common stock. If dividends are paid in Ebiz's common stock, the value is to be based on the five-day average closing bid price ending on the trading day immediately preceding the accrual date.

         In the event of any "Liquidation Event," the holders of the Series A Preferred will be entitled to receive $100 per share, plus any cumulative but unpaid dividends accrued thereon before the holders of common stock receive any distributions. Ebiz may not establish a series of preferred superior to the Series A Preferred. A "Liquidation Event" means any liquidation, dissolution or winding-up of Ebiz and, unless approved by the holders of the Series A Preferred as a class, any consolidation or merger of Ebiz where the holders of Ebiz's common stock (on a fully diluted basis) own less than a majority of the outstanding voting stock of the entity resulting from the merger or consolidation.

         Holders of shares of Series A Preferred will generally vote with the holders of common stock as a class on all matters except for matters where vote as a class is specified. The holders of the Series A Preferred are entitled to 16 2/3 votes per share when voting on matters as a class with the holders of the common stock into which such shares are convertible.

         Ebiz is prohibited, unless approval of the holders of a majority of the Series A Preferred shares are obtained, from (a) entering into any sale, lease or assignment of substantially all of Ebiz's assets, any consolidation or merger, any reclassification or recapitalization of its capital stock or any dissolution, liquidation or winding-up unless the holders receive value equal to 200% of the liquidation preference plus accrued dividends; (b) effectuating any purchase or redemption of common stock other than purchases upon termination of employment or affiliation with Ebiz; (c) issuing any shares superior to or on parity with the Series A Preferred as to liquidation and dividend preferences;
(d) declaring or paying dividends or making any other distribution (other than a dividend payable on shares of common stock) to holders of the common stock; or
(e) changing the authorized capital stock of Ebiz.

DEBENTURE AND WARRANT

         Ebiz has outstanding a $7,100,000 9% Subordinated Convertible Debenture ("Debenture") and a Warrant to Purchase Common Stock ("Warrant").

         The Debenture is due February 24, 2002. The Debenture is convertible into a minimum of 947,260 shares of Ebiz's common stock . The holder may convert up to $394,444 face amount of the Debenture upon issuance and up to $394,444 on each monthly anniversary date thereafter (each, a "Due

Date"). Any amount not converted accumulates and may be converted thereafter. However, the holder is prohibited from converting any amount of the Debenture which would cause the holder's total ownership of common stock to equal five percent or more of the total shares outstanding. The per share conversion price is equal to the lesser of (a) $7.4953 or (b) the average of the three lowest closing bid prices of Ebiz's common stock for the 15 consecutive trading days ending on the trading day immediately preceding submission of a notice to convert by the holder. In the event the closing bid price of Ebiz's Common Stock is less than $7.4953 per share at any time during the five trading days preceding a Due Date, Ebiz has the right to redeem for cash the monthly conversion amount of the Debenture (in lieu of allowing the holder to convert such amount) at premiums ranging from 105% to 108%. The Debenture is secured by a letter of credit issued by Bank One Arizona, NA in the initial amount of $5,000,000. The required amount of the letter of credit decreases by $.7042 for every $1 of principal reduction of the Debenture whether the reduction occurs by conversion or redemption.

         The Warrant is exercisable for the purchase of 245,000 shares of Ebiz's Common Stock, 60,000 at $7.4723 per share, 60,000 at $8.6219 per share and 125,000 at $6.3227 per share. The Warrant is exercisable at any time prior to August 22, 2004.

         Ebiz is obligated to register for resale all common stock issuable upon conversion of the Debenture and exercise of the Warrant. Certain penalty provisions apply if a registration statement covering the shares is not filed by October 24, 1999 or is not declared effective by the SEC by February 6, 2000.

OPTIONS AND OTHER WARRANTS


         As of September 30, 1999, 216,711 warrants in addition to the Warrant described above were outstanding, which consist of 110,981 Series F Warrants (which expired on December 1, 1999) with a $3.00 per share exercise price, and 10,000 warrants expiring on December 21, 2003 with a $3.00 per share exercise price, 86,644 warrants expiring December 10, 2000 with exercise prices ranging from $2.10 to $3.00 per share, and 9,086 warrants expiring February 28, 2002 exercisable at $7.20 per share. As of September 30, 1999, Ebiz had outstanding 477,000 options granted to employees and consultants with exercise prices ranging from $1.00 to $6.00 per share, of which 195,500 had vested. Each outstanding warrant and option is exercisable for one share of Ebiz's common stock.


TRANSFER AGENT

         The transfer agent for Ebiz's common stock is American Securities Transfer & Trust, Inc., 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our common stock has been traded in the over-the-counter market under the symbol "EBIZ", since November 4, 1999. Prior to November 4, 1999, our stock was traded on the OTC Bulletin Board, but was delisted on this date due to our not meeting the new reporting requirements. Our market makers have indicated their willingness to relist our stock for trading on the OTC Bulletin Board when this Form 10-SB/A is effective and we meet all applicable listing criteria. However, there is no assurance as to when the criteria will be met or that the listing criteria will continue to be met in the future.

         The following table sets forth the high and low bid prices for Ebiz's common stock as reported by the OTC Bulletin Board in the periods indicated. The quotations set forth below reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not reflect actual transactions. Ebiz commenced its current line of business in June 1998 with the acquisition of Genras. The stock prices for periods before June 1998 are of our predecessor, Vinculum, which had no business operations during these periods.

Fiscal 1997                                                            High                  Low
-----------                                                            ----                  ---

     First Quarter ended September 30, 1996                          $ 6.2500             $ 1.2500
     Second Quarter ended December 31, 1996                            5.0000               5.0000
     Third Quarter ended March 31, 1997                                5.0000               5.0000
     Fourth Quarter ended June 30, 1997                                5.0000               0.6250

Fiscal 1998                                                            High                  Low
-----------                                                            ----                  ---

     First Quarter ended September 30, 1997                          $ 3.5000             $ 0.1000
     Second Quarter ended December 31, 1997                            2.5000               0.1000
     Third Quarter ended March 31, 1998                                3.1250               0.3125
     Fourth Quarter ended June 30, 1998                                3.4375               0.3125

Fiscal 1999                                                            High                  Low
-----------                                                            ----                  ---

     First Quarter ended September 30, 1998                          $ 2.1250             $ 0.7500
     Second Quarter ended December 31, 1998                           11.6250               0.5000
     Third Quarter ended March 31, 1999                               10.5000               4.5000
     Fourth Quarter ended June 30, 1999                                9.9375               3.3125

         As of September 30, 1999, there were an estimated 700 beneficial owners of Ebiz's common stock.

         Holders of Ebiz's Common Stock are entitled to receive ratably dividends, if any, as declared from time to time by the Board of Directors out of funds legally available for payment of dividends. No dividends are payable on the common stock until all accrued but unpaid dividends on the outstanding Series A Preferred shares have been paid. Ebiz has not paid, and does not currently intend to declare or pay dividends on its Common Stock in the foreseeable future. The current policy of Ebiz's Board of Directors is to retain all earnings, if any, to provide funds for operation and expansion of Ebiz's business. The declaration of dividends, if any, will be subject to the discretion of Ebiz's Board of Directors, which may consider such factors as results of operations, financial condition, capital needs and acquisition strategies, among others.

ITEM 2.  LEGAL PROCEEDINGS

         Certain unresolved disputes remain with miscellaneous product manufacturers or supply vendors involved previously with Genras, and with a prior Internet auction site partner which are currently being negotiated. Management believes that all such matters are within ordinary levels for an organization of our size and nature, and that these disputes will be resolved without a materially adverse consequence to Ebiz.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         In June, 1998, our predecessor Vinculum, issued 5,000,000 shares of its common stock to the three shareholders, of Genras in exchange for all of the assets, subject to liabilities, of Genras. The assets were valued at $5,000,000 based upon contemporaneous sales of Ebiz's common stock. Ebiz recorded $956,503, which was the historic net book value of the assets, as the net value of the assets received. The assets received are generally the assets reflected on Ebiz's June 30, 1998 Balance Sheet. Fox & Company Investments, Inc., a NASD registered broker-dealer received an additional 187,500 shares of common stock for investment banking services related to the transaction. The value of these services was recorded at $352,500 for the shares issued. The shares were issued in reliance on the exemption from registration provided under Section 4(2) of the Securities Act. The shares were issued solely to the three former shareholders and to Fox & Company and were restricted securities as defined under Rule 144 under the Securities Act. An appropriate legend was placed on the certificates representing said shares.



         In June, 1998, a total of 14 persons exercised their outstanding Vinculum warrants to purchase a total of 506,706 shares of common stock at $1.00 per share for total consideration of $506,706. The warrants had been issued by Vinculum under its bankruptcy plan of reorganization. The shares were issued under the exemption from registration provided under Section 1145 of the Bankruptcy Code.


         In July, 1998, Vinculum issued a total of 317,943 E Warrants and 317,943 F Warrants to 26 persons for nominal consideration. The persons receiving these warrants were existing shareholders of Ebiz or otherwise had a pre-existing relationship with Ebiz or its officers and or directors at the time of issuance. The E Warrants were exercisable at $2.00 per share with expiration date of December 1, 1998 and the F Warrants were exercisable at $3.00 per share with expiration date of June 1, 1999.


         In December, 1998, Ebiz repriced the E Warrants to $0.75 per share and allowed the holders to exercise an amount of F Warrants equal to the E Warrants exercised, also at $0.75 per share. A total of 390,956 E Warrants and F Warrants were exercised and 390,956 shares of common stock issued for total consideration of approximately $293,000. The remaining outstanding E Warrants expired on December 1, 1998. In May, 1999, Ebiz extended the expiration date of the remaining F Warrants to December 1, 1999. The F Warrants expired on this extended date. The issuance of the E Warrants and F Warrants and the common stock issued upon exercise of the warrants were issued in reliance on the exemption from registration of such securities provided by Section 4(2) of the Securities Act. These shares were restricted securities as defined in Rule 144 and an appropriate legend was placed on the certificates representing these shares.


         In December, 1998, Ebiz issued a total of 455,781 shares of common stock for total consideration of approximately $985,000. The issuance was made in reliance on Rule 504 of Regulation D as promulgated under the Securities Act. The common stock was sold to solely and primarily to investors in the security industry "accredited investors" as defined under Regulation D of the Securities Act. First Financial Equity Corporation, a NASD broker-dealer, and Fox & Company Investments, Inc. served as the placement agents in the offering and received placement agent fees of approximately $86,000 and warrants to purchase 86,644 shares of common stock at $2.10 to $3.00 per share.

         In March and April, 1999, Ebiz issued 10,895 shares of its Series A 10% Convertible Preferred Shares for total consideration of $1,089,500. First Financial Equity Corporation served as the placement agent and received a placement fee of $108,950 and warrants to purchase 9,086 shares of common stock at $7.20 per share. The Series A 10% Convertible Preferred Shares were sold only to "accredited investors" as defined in Regulation D in reliance on the exemption from registration provided under Section 4(2) and Section 4(6) of the Securities Act and Rule 506 of Regulation D.

         In April, 1999, Ebiz issued a Secured Convertible Subordinated Note ("Note") and Warrant to Aztore Holdings, Inc. The face amount of the Note was $500,000 and was convertible into shares of Ebiz common stock. The Warrant entitled the holder to purchase 250,000 shares of Ebiz's common stock. Ebiz received a total of $500,000 for the Note and Warrant with no commissions or discounts. The Note was paid and the Warrant cancelled in August, 1999. The Note and Warrant were issued in reliance on the exemption from registration provided by Section 4(2) and Section 4(6) of the Securities Act.

         On August 25, 1999, the Company issued a $7,100,000 9% Subordinated Convertible Debenture ("Debenture") and a Warrant to Purchase Common Stock ("Warrant") to JEM Venture EBIZ, LLC, an affiliate of J.E. Matthew, LLC. The total consideration received was $7,100,000 with no commissions or discount. The issuance was made in reliance upon the exemption from registration of the securities provided under Section 4(2) and Section 4(6) of the The Securities Act and Rule 506 of Regulation D as promulgated under the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation and bylaws require that we indemnify each of our officers and directors against liabilities and reasonable expenses incurred in any action or proceeding, including stockholders' derivative actions, by reason of such person being or having been an officer or director of Ebiz, to the fullest extent permitted by Nevada law. Under Nevada law, Ebiz has adopted provisions in its Articles of Incorporation that eliminate, to the fullest extent possible, the personal liability of our directors and officers for monetary damages incurred as a result of the breach of their duty of care. These provisions neither limit the availability of equitable remedies nor eliminate directors' or officers' liability for engaging in intentional misconduct or fraud, knowingly violating a law or unlawfully paying a distribution.

         We have been advised that it is the position of the Securities and Exchange Commission ("SEC") that insofar as the foregoing provision may be invoked to disclaim liability for damages arising under the Securities Act, such provision is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S


                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Public Accountants                                                                        38

Balance Sheets at September 30, 1999, (unaudited)                                                               39
         June 30, 1999 and June 30, 1998

Statements of Operations for the Years Ended June 30, 1999 and 1998                                             40

Statements of Operations for the Three Months Ended                                                             41
         September 30, 1999 and 1998 (unaudited)

Statements of Comprehensive Income for the Three Months Ended                                                   42
         September 30, 1999 and 1998 (unaudited)

Statements of Stockholders' Equity for the period from July 1, 1997 through June 30, 1999                       43

Statements of Cash Flows for the Years Ended                                                                    44
         June 30, 1999 and 1998

Statements of Cash Flows for the Three Months Ended                                                             45
         September 30, 1999 and 1998 (unaudited)

Notes to Financial Statements for the Periods Ended September 30, 1999, June 30, 1999 and 1998                  46


Schedule II - Valuation and Qualifying Accounts                                                                 59
         and Reserves for the Years Ended
         June 30, 1999 and 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To EBIZ Enterprises, Inc.:


We have audited the accompanying balance sheets of EBIZ Enterprises, Inc., a Nevada corporation, (the Company) as of June 30, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBIZ Enterprises, Inc. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of the financial statements is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred net losses and had negative cash flow from operations in 1999 and 1998 and has not obtained sufficient funds to achieve management's plans or support its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from this uncertainty.


/s/  ARTHUR ANDERSEN LLP

Phoenix, Arizona,
September 10, 1999

                             EBIZ ENTERPRISES, INC.

                                 BALANCE SHEETS


                                                                                Sept. 30,       June 30,       June 30,
                                                                                 1999             1999           1998
                                                                                 ----             ----           ----
                                                                             (unaudited)
                                     ASSETS
CURRENT ASSETS:
Cash                                                                         $   484,402      $    76,366      $   468,651
Accounts receivable, net of allowance for doubtful
    of $30,000, $40,000 and $9,548, respectively                               1,719,167        1,669,816          272,829
Inventory, net of allowances of $82,936, $10,000
    and $0, respectively                                                       1,427,676        1,568,148          324,531
Prepaid expenses and other current assets                                         89,995          128,184           95,265
Due from officers                                                                     --               --            3,432
                                                                             -----------      -----------      -----------

         Total current assets                                                  3,721,240        3,442,514        1,164,708

Furniture And Equipment, net                                                     514,316          474,778           53,437
Deferred Loan Fees, net                                                          190,056               --
Restricted Cash                                                                5,000,000               --
Note Receivable                                                                   50,000               --
                                                                             -----------      -----------      -----------
         Total assets                                                        $ 9,475,612      $ 3,917,292      $ 1,218,145
                                                                             ===========      ===========      ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable                                                        $ 1,875,247      $ 1,423,178      $   525,124
     Accrued expenses                                                            338,473          468,549               --

     Line of credit                                                                   --          350,000

     Notes payable                                                               210,100          610,000
                                                                             -----------      -----------      -----------

              Total current liabilities                                        2,423,820        2,851,727          525,124
                                                                             -----------      -----------      -----------


Convertible Debenture, net of discount of $769,678                             6,330,322               --               --
                                                                             -----------      -----------      -----------

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:

     Convertible preferred stock; $.001 par value; 5,000,000
       shares authorized; 10,895, 10,895 and 0 shares issued and
       outstanding, respectively; liquidation value $100 per
       share, respectively                                                       866,449          868,599               --
     Common stock; $.001 par value; 70,000,000 shares
       authorized; 7,364,115, 7,261,715 and 6,256,450 shares
       issued and outstanding, respectively                                        7,364            7,262            6,256
     Additional paid-in capital                                                3,248,879        2,343,762          886,642
     Accumulated deficit                                                      (3,401,222)      (2,154,058)        (199,877)
                                                                             -----------      -----------      -----------
              Total stockholders' equity                                         721,470        1,065,565          693,021
                                                                             -----------      -----------      -----------
                Total liabilities and stockholders' equity                   $ 9,475,612      $ 3,917,292      $ 1,218,145
                                                                             ===========      ===========      ===========


      The accompanying notes are an integral part of these balance sheets.

                             EBIZ ENTERPRISES, INC.



                            STATEMENTS OF OPERATIONS


                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                                     1999                1998
                                                     ----                ----
NET REVENUE                                      $ 15,290,202      $  6,824,967

COST OF SALES                                      14,358,772         6,157,794
                                                 ------------      ------------

         Gross profit                                 931,430           667,173

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE         2,512,415           681,570

ACQUISITION ADVISORY FEES                                  --           372,805

DEPRECIATION AND AMORTIZATION                          68,483             6,093
                                                 ------------      ------------

LOSS FROM OPERATIONS                               (1,649,468)         (393,295)

OTHER INCOME (EXPENSE):
         Interest expense                            (119,291)          (32,702)
         Interest income                                2,538             1,263
         Other                                       (110,903)            2,277
                                                 ------------      ------------

NET LOSS                                           (1,877,124)         (422,457)

DIVIDENDS ON PREFERRED STOCK                           77,057                --
                                                 ------------      ------------

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS     $ (1,954,181)     $   (422,457)
                                                 ============      ============

NET LOSS PER COMMON SHARE, BASIC AND DILUTED     $      (0.29)     $       (.08)
                                                 ============      ============

WEIGHTED AVERAGE COMMON SHARES,
    BASIC AND DILUTED                            $  6,821,083      $  5,619,911
                                                 ============      ============


   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.


                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                                                                                   Three Months ended September 30,
                                                                                   --------------------------------
                                                                                      1999                   1998
                                                                                      ----                   ----
                                                                                              (unaudited)

SALES                                                                                $ 5,638,628      $ 4,586,753


COST OF SALES                                                                          5,346,605        4,575,720
                                                                                     -----------      -----------

                    Gross profit                                                         292,023           11,033

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE                                            1,268,908          410,188


DEPRECIATION AND AMORTIZATION                                                             40,628           16,149
                                                                                      -----------     -----------
Loss from operations                                                                  (1,017,513)        (415,304)

OTHER INCOME (EXPENSE):
              Interest expense                                                          (216,794)         (52,919)
              Interest income                                                             21,256            4,852
                                                                                     -----------      -----------
                  Total Other Income (Expense)                                          (195,538)         (48,067)
                                                                                     -----------      -----------

NET LOSS                                                                              (1,213,051)        (463,371)

DIVIDENDS ON PREFERRED STOCK                                                              27,238               --
                                                                                     -----------      -----------

NET LOSS ATTRIBUTABLE TO
   COMMON STOCKHOLDERS                                                               $(1,240,289)     $  (463,371)
                                                                                     ===========      ===========


              Loss Per Common Share
                  Basic                                                              $     (0.17)     $      (.07)
                  Diluted                                                            $     (0.17)     $      (.07)

              Weighted Average Common Shares
                  Basic                                                              $ 7,319,972      $ 6,301,885
                  Diluted                                                            $ 7,319,972      $ 6,301,885


   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.


                       STATEMENTS OF COMPREHENSIVE INCOME
                                   (UNAUDITED)



                                                       Three Months ended September 30,
                                                       --------------------------------
                                                           1999              1998
                                                           ----              ----
Net loss attributable to common stockholders           $(1,240,289)     $  (463,371)

Other comprehensive loss, net of tax
     Unrealized holding loss arising during period          (6,876)              --
                                                       -----------      -----------

Comprehensive loss                                     $(1,247,165)     $  (463,371)
                                                       ===========      ===========



   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.


                       STATEMENTS OF STOCKHOLDERS' EQUITY


             FOR THE PERIOD FROM JULY 1, 1997 THROUGH JUNE 30, 1999



                                                             Preferred Stock                 Common Stock
                                                         ----------------------          ---------------------
                                                         Shares          Amount          Shares         Amount
                                                         ------          ------          ------         ------
BALANCE, June 30,1997                                        --     $        --       5,562,044     $     5,562
   Common stock issued for services rendered
     in connection with reverse acquisition                  --              --         187,500             187
   Common stock issued for warrants exercised                --              --         506,906             507
   Net loss                                                  --              --              --              --
   Constructive contribution due to termination
      of S corporation election                              --              --              --              --
                                                       --------     -----------      ----------     -----------
   BALANCE, June 30, 1998                                    --              --       6,256,450           6,256
   Sale of common stock, net of offering costs
     of $80,000                                              --              --         455,781             457
Sale of preferred stock, net of offering
     costs of $220,901                                   10,895         868,599              --              --
Common stock issued for services and products
     received                                                --              --         158,528             158
Common stock issued for warrants exercised                   --              --         390,956             391
   Deemed dividend on preferred stock for
     beneficial conversion feature                           --              --              --              --
   Accrued dividends on preferred stock                      --              --              --              --
   Net loss                                                  --              --              --              --
                                                    -----------     -----------     -----------     -----------

BALANCE, June 30, 1999                              $    10,895     $   868,599     $ 7,261,715     $     7,262
                                                    ===========     ===========     ===========     ===========



                                                     Additional                          Total
                                                      Paid-in       Accumulated      Stockholders'
                                                      Capital         Deficit          Equity
                                                      -------         -------          ------
BALANCE, June 30,1997                               $        --     $   250,510      $   256,072
   Common stock issued for services rendered
     in connection with reverse acquisition             352,313              --          352,500
   Common stock issued for warrants exercised           506,399              --          506,906
   Net loss                                                  --        (422,457)        (422,457)
   Constructive contribution due to termination
      of S corporation election                          27,930         (27,930)              --
                                                    -----------     -----------      -----------
   BALANCE, June 30, 1998                               886,642        (199,877)         693,021
   Sale of common stock, net of offering costs
     of $80,000                                         900,845              --          901,302
Sale of preferred stock, net of offering
     costs of $220,901                                       --              --          868,599
Common stock issued for services and products
     received                                           218,593              --          218,751
Common stock issued for warrants exercised              293,057              --          293,448
   Deemed dividend on preferred stock for
     beneficial conversion feature                       44,625         (44,625)              --
   Accrued dividends on preferred stock                      --         (32,432)         (32,432)
   Net loss                                                  --      (1,877,124)      (1,877,124)
                                                    -----------     -----------      -----------

BALANCE, June 30, 1999                              $ 2,343,762     $(2,154,058)     $ 1,065,565
                                                    ===========     ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.

                            STATEMENTS OF CASH FLOWS

                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                                                         1999             1998
                                                                      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                           $(1,877,124)     $  (422,457)
   Adjustments to reconcile net loss to net cash
     used in operating activities-
       Depreciation and amortization                                       68,483            6,093
       Common stock issued for services                                    80,599          352,500
       Changes in assets and liabilities:
         Accounts receivable                                           (1,396,987)          52,113
         Due from officers                                                  3,432           (3,432)
         Inventory                                                     (1,122,551)        (324,531)
         Prepaid expenses and other current assets                        (32,919)         (90,440)
         Accounts payable                                                 898,054          420,893
         Accrued expenses                                                 436,117               --
                                                                      -----------      -----------

                  Net cash used in operating activities                (2,942,896)          (9,261)
                                                                      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of furniture and equipment                                   (472,738)         (57,721)
                                                                      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Borrowings under line of credit                                        350,000               --
   Borrowings under notes payable                                         610,000               --
   Issuance of common stock, net                                        1,194,750          506,906
   Issuance of preferred stock, net                                       868,599               --
                                                                      -----------      -----------

                  Net cash provided by financing activities             3,023,349          506,906
                                                                      -----------      -----------

NET (DECREASE) INCREASE IN CASH                                          (392,285)         439,924

CASH, beginning of year                                                   468,651           28,727
                                                                      -----------      -----------

CASH, end of year                                                     $    76,366      $   468,651
                                                                      ===========      ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
   INFORMATION:
     Cash paid during the year for interest                           $   108,765      $    32,702

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
   ACTIVITIES:
     Issuance of common stock for services rendered in connection
       with reverse acquisition                                       $        --      $   352,500
     Dividends accrued on preferred stock                                  32,452               --
     Deemed dividend on preferred stock for beneficial
       conversion feature                                                  44,625               --
     Issuance of common stock for inventory, furniture and
       equipment, and services rendered                                   218,751               --

   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.

                            STATEMENTS OF CASH FLOWS



                                                                                        Three Months Ended September 30,
                                                                                        --------------------------------
                                                                                            1999               1998
                                                                                            ----               ----
                                                                                                  (unaudited)
Operating activities
    Net loss                                                                            ($1,213,051)     ($  463,371)
    Adjustments to reconcile net loss to net cash
       Depreciation and amortization                                                         40,628           16,149
       Stock exchanged for services and inventory                                             9,000           68,152
       Amortization of discounts and loan fees                                               33,094               --
       Changes in assets and liabilities
          Accounts Receivable                                                               (49,351)          42,546
          Due from officers and stockholders                                                     --           (2,000)

          Inventory                                                                         140,472         (178,978)
          Prepaid expenses and deposits                                                      31,313           76,094
          Accounts payable                                                                  452,069         (142,834)
          Accrued expenses                                                                 (157,314)          49,570
                                                                                        -----------      -----------
       Net cash used in operating activities                                               (713,140)        (534,672)
                                                                                        -----------      -----------

Investing activities
    Purchase of furniture and equipment                                                     (80,165)        (102,224)
                                                                                        -----------      -----------

Financing activities
    Net borrowings under line of credit                                                    (350,000)         151,500
    Borrowings under notes payable                                                          488,000          110,286
    Principal repayments of notes payable                                                  (887,900)              --
    Borrowings from convertible debenture, net                                            6,903,391               --
    Transfer to restricted cash                                                          (5,000,000)              --
    Sale of stock, net of expenses                                                           47,850               --
                                                                                        -----------      -----------
       Net cash provided by financing activities                                          1,201,341          261,786
                                                                                        -----------      -----------

    Net increase (decrease) in cash and cash equivalents                                    408,036         (375,110)
    Cash and cash equivalents, beginning of period                                           76,366          468,651
                                                                                        -----------      -----------
    Cash and cash equivalents, end of period                                            $   484,402      $    93,541
                                                                                        ===========      ===========

    Supplemental disclosure of cash flow information:
       Cash paid for interest                                                           $   124,295      $    52,919

    Supplemental disclosure of non-cash financing activities
       Issuance of common stock for services and inventory                              $     9,000      $    68,152
       Dividends accrued on preferred stock                                             $    27,238               --



   The accompanying notes are an integral part of these financial statements.

                             EBIZ ENTERPRISES, INC.



                          NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998




(1)      ORGANIZATION AND OPERATIONS

         NATURE OF THE BUSINESS

Ebiz Enterprises, Inc. (the "Company") is a developer and distributor of computer systems, components and accessories for personal and business computing. The systems include the Company's Element-L Systems, which are based on the Linux operating system and M(2) Systems which utilize the Windows operating system. These products are sold directly to end users via the Company's own internet sites www.EBIZmart.com and www.TheLinuxStore.com and to corporate customers by the Company's own sales force. The Company also sells its systems through retailers, resellers and major e-commerce web sites such as egghead.com and onsale.com.

TheLinuxStore.com was opened in April 1999, and has become an e-commerce distributor of Linux-based systems and accessories. Its products include the Company's Element-L desk and laptop systems and products from other Linux manufacturers. TheLinuxStore.com has become a primary focus of the Company as the Linux operating system has emerged as the low-cost, high-performance alternative to conventional computing systems.


The Company was originally incorporated in Colorado in May 1984, as VDG Capital Corporation. Following a reorganization, the Company's name was changed to Vinculum Incorporated ("Vinculum") in August 1994. In June 1998, the Company acquired the operating assets and liabilities of Genras, Inc. (an Arizona corporation) and reincorporated in Nevada as CPU Micromart, Inc. In May 1999, the Company changed its name to Ebiz Enterprises, Inc.


         ACQUISITION OF ASSETS AND ASSUMPTION OF LIABILITIES


On June 1, 1998, Vinculum, a publicly-held shell company, acquired all of the operating assets and liabilities of The Company for 5,000,000 shares of Vinculum common stock. Immediately following the transaction, the stockholders of the Company held approximately 87% of the outstanding shares of common stock of Vinculum. For accounting purposes, the acquisition was treated as a recapitalization of the Company with the Company as the acquirer (the "Reverse Acquisition"). Accordingly, the historical financial statements prior to June 1, 1998, are those of the Company's predecessor Genras. The Reverse Acquisition is treated as an issuance of shares for net assets by Vinculum and not as a business combination. As a result, no pro forma information is presented for the Reverse Acquisition.



In connection with the Reverse Acquisition, the Company issued 187,500 shares of its common stock, valued at $352,500, for acquisition advisory services. In addition, The Company paid $20,305 in legal fees associated with the transaction. The aggregate of $372,805 has been expensed and is included as acquisition advisory fees in the accompanying statements of operations.

         MANAGEMENT PLANS

The Company has directed its primary strategic thrust towards the Linux operating system segment of the market. Management believes that Linux is a fast growing operating system and that the demand for Linux-based products and services represents a rapidly growing business opportunity for the Company. The Company began its entry into the Linux market with the opening of TheLinuxStore.com and the introduction of its Element-L(TM) Systems in 1999.
The Company also plans to continue the sales of its M(2) Systems(TM), and components and accessories to strengthen and broaden its distribution capabilities.

During fiscal year 2000, the Company plans to position TheLinuxStore.com as a vertical service portal. As such, it will offer daily Linux news, software downloads, a knowledge base of Linux information and links to other Linux oriented Internet sites in addition to sales of a large selection of Linux compatible technical products and related merchandise, including its own systems and servers.

In the summer of 1999, the Company announced the development of its third product line, the PIA (or Personal Internet Appliance) which targets cost-conscious consumers or institutions seeking a full service Internet access device. The Company plans to introduce the PIA during the fall of 1999. The PIA is a stylized desktop computer that utilizes the Linux operating system and is designed to enable users to surf the Web easily, exchange e-mail and perform basic functions such as word processing and spreadsheets.

To continue the development of its products and the execution of its strategies, in August 1999, The Company completed a private placement of a $7.1 million convertible debt facility (the "Debenture"). In connection with the issuance of the $7.1 million Debenture, the Company issued warrants to acquire 245,000 shares of common stock: 60,000 at $7.4723 per share, 60,000 at $8.6219 per share and 125,000 at $6.3227 per share. The warrants are exercisable at any time prior to August 22, 2004. The fair value of the warrants, as calculated using the Black-Scholes pricing model ($7.625 fair market value, 80% volatility, two year expected life, 5.53% interest rate, 0% yield rate), was estimated to be approximately $796,000 and is recorded as a debt discount. In addition, loan costs of approximately $197,000 were paid and recorded as deferred loan fees. Discounts and deferred loan fees are amortized using the straight-line method (which approximated the effective interest method) as additional interest expense over the term of the loan. The Company received an initial infusion of $2.1 million from the Debenture which was utilized to repay the Company's outstanding debt at June 30, 1999, and to provide working capital. The remaining $5 million was deposited as a letter of credit with a bank to serve as collateral for the Debenture. The Debenture is convertible, at the holder's option, into a minimum of 947,260 shares of common stock over an 18 month period. The holder may convert up to $394,444 face amount of the Debenture upon issuance and up to $394,444 on each monthly anniversary date thereafter (each, a "Due Date"). Any amount not converted accumulates and may be converted thereafter. The per share conversion price is equal to the lesser of (a) $7.4953 or (b) the average of the three lowest closing bid prices of the Company's common stock during the 15 consecutive trading days immediately preceding submission of a notice to convert by the holder. The Company's ability to reduce the cash collateral required for the letter of credit and to have these amounts available for working capital is contingent upon the holder converting the Debenture or the Company's ability to pay down the Debenture with cash from other sources. If the holder converts the Debenture, at its sole discretion, the Company can draw approximately $275,000 per month on the letter of credit to fund operations. Although management believes this funding will be sufficient to fund operations through 2000, the Company will need to raise additional capital to fund its operations and continue the execution of its strategy. However, there can be no assurances that the Company will be successful in obtaining additional capital.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed, the Company incurred losses and had negative cash flow from operations in 1999 and 1998 and has not obtained sufficient capital needed to achieve management's plans and support its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

         INDUSTRY ENVIRONMENT

Successful future operations are subject to certain risks and uncertainties including, among others, actual and potential competition by entities with larger customer bases, greater financial resources, longer operating histories, greater name recognition and more established relationships in the industry than The Company. The Company's future success will greatly depend on its ability to timely and effectively address the rapid change in the computer product industry and customer's acceptance of the Linux system in general and the Company's PC systems in particular. As a result, certain of these competitors may be able to develop and expand their network infrastructures more quickly, and take advantage of acquisitions more readily than can the Company. The Company's future operating results will depend substantially on the ability of its officers and key employees to manage changing business conditions. Further risks and uncertainties relate to technological advancements, the regulatory environment and the ability of the Company to generate sufficient revenue and obtain additional financing to fund current operating losses.


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, all highly liquid investments with a maturity of three months or less at the time of purchase are considered to be cash equivalents.

         INVENTORY

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value. Reserves of $82,936, $10,000 and $0 at September 30, 1999, June 30, 1999 and 1998, respectively, are established against Company-owned inventories for excess, slow-moving, and obsolete items and for items where the net realizable value is less than cost.

Inventories consist of the following:


                 September 30, 1999                 June 30,
                 ------------------                 --------
                    (unaudited)               1999              1998
                                              ----              ----
Components          $  984,692             $1,155,981         $  183,418
Work-in-process        136,440                 44,947                 --
Finished goods         306,544                367,220            141,113
                    ----------             ----------         ----------

                    $1,427,676             $1,568,148         $  324,531
                    ==========             ==========         ==========



         FURNITURE  AND EQUIPMENT

Furniture and equipment consists primarily of computer equipment and office furniture. Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets.

Furniture and equipment at consists of the following:


                                              Useful      Sept. 30,            June 30,
                                               Life        1999            1999            1998
                                               ----        ----            ----            ----
                                                        (unaudited)
Furniture, fixtures and office Equipment     3 years     $ 353,918      $ 295,566      $  29,702
Software                                     3 years     $ 215,700        200,495         29,427
Leasehold improvements                       2 years     $  59,902      $  53,293            401
                                                         ---------      ---------      ---------
                                                           629,520        549,354         59,530
  Less - accumulated depreciation                         (115,204)       (74,576)        (6,093)
                                                         ---------      ---------      ---------
                                                         $ 514,316      $ 474,778      $  53,437
                                                         =========      =========      =========


         IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically evaluates the carrying value of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Under SFAS No. 121, long-lived assets and certain identifiable intangible assets to be held and used in operations are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows is less than the carrying amount of the long-lived assets being evaluated. In management's opinion, no such amounts or changes in circumstances have occurred.

         ACCOUNTS PAYABLE


Included in accounts payable is approximately $264,000, $215,000 and $0 of bank overdrafts at September 30, 1999, June 30, 1999 and 1998, respectively.


         ACCRUED EXPENSES

Accrued expenses consist primarily of amounts accrued for employee compensation, customer deposits, professional fees, interest and advertising.

         REVENUE RECOGNITION

The Company recognizes revenue from the sale of computer hardware products upon shipment from the vendor to the end user, or when shipped from the Company, whichever is appropriate. Provision is made for an estimate of product returns and doubtful accounts and is based on historical experience. Software revenue is recognized in accordance with SOP 97-2, Software Revenue Recognition, and SOP 98-9, Software Revenue Recognition, with Respect to Certain Transactions. Accordingly, revenue from software licensing is recognized when delivery has occurred and any remaining obligations under the license agreement are insignificant. Revenues from separately priced extended warranty programs are deferred and recognized over the extended warranty period. Computer hardware and software sales are final and are subject to repair and replacement only. System component and replacement costs are generally covered under third-party manufacturer's warranty. The Company had an allowance for warranty repair costs of approximately $8,000, $8,000 and $0 at September 30, 1999, June 30, 1999 and 1998, respectively, related to the sales of its M(2) Systems computers.

         ADVERTISING COSTS

Advertising costs are expensed as incurred and are included in sales and marketing expenses in the accompanying statements of operations. Advertising expense was approximately $100,000 and $8,000 for the years ended June 30, 1999 and 1998, respectively.

         USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         LOSS PER SHARE


During 1998, the Company adopted SFAS No. 128, Earnings Per Share. Pursuant to SFAS No. 128, basic earnings per common share are computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. No outstanding options or warrants were assumed to be exercised for purposes of calculating diluted earnings per share for the periods presented, as their effect was anti-dilative. Below are the disclosures required pursuant to SFAS No. 128 for the three months ended September 30, 1999 and for the years ended June 30, 1999 and 1998. All per share amounts have been adjusted to give effect to the one for ten reverse stock split effected in June 1998 (in thousands, except per share data):



                                   For the Three Months Ended       For the Years Ended
                                            September 30,               June 30,
                                            -------------               --------
                                          1999         1998         1999         1998
                                          ----         ----         ----         ----
                                               (unaudited)
Basic loss per share:
     Loss attributable to common
     stockholders                       $(1,240)     $  (463)     $(1,954)     $  (422)
     Weighted average common shares       7,320        6,301        6,821        5,620
                                        -------      -------      -------      -------
         Loss per common share          $ (0.17)     $  (.07)     $ (0.29)     $  (.08)
                                        =======      =======      =======      =======



                                      For the Three Months Ended                  For the Years Ended
                                             September 30,                             June 30,
                                             -------------                             --------
                                           1999          1998                   1999               1998
                                           ----          ----                   ----               ----
                                               (unaudited)
Diluted loss per share:
     Loss attributable to common
     stockholders                         $(1,240)     $  (463)               $(1,954)          $  (422)
     Weighted average common shares         7,320        6,301                  6,821             5,620
                                          -------      -------                -------           -------
     Total common shares plus assumed
     conversions                            7,320        6,301                  6,821             5,620
                                          -------      -------                -------           -------

Diluted per share amount                  $ (0.17)     $  (.07)               $ (0.29)          $  (.08)
                                          =======      =======                =======           =======

         INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 required a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially expose The Company to concentrations of credit risk, as defined by SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, consist primarily of trade accounts receivable. The Company does not require collateral upon delivery of its products or services. The Company derives a significant portion of its total revenue from relatively few customers. The Company's business is moving towards a more diversified customer base. The percentage of total revenue of customers to whom sales exceed 10% of total revenue for the years ended June 30 were as follows:

                                                Accounts
                                               Receivable
                                               Outstanding
                                               at June 30,                  Sales
                                       ------------------------    ----------------------
                                          1999           1998         1999         1998
                                       -----------    ---------    ---------    ---------

         Customer #1                   $   441,000     $-              26%          32%
         Customer #2                       -            -              19           39
         Customer #3                       930,000      -              15           -

         FAIR VALUE OF FINANCIAL INSTRUMENTS

At June 30, 1999 and 1998, the carrying value of cash, accounts receivable, accounts payable and accrued expenses approximate fair values since they are short-term in nature or payable upon demand. Notes payable approximate fair value as they are short-term in nature or have stated interest rates based on current market rates. It is not practical to estimate fair value of the notes payable to related parties as the agreements are between related parties.

The Company estimates fair values of financial instruments by using available market information. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates may not be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies could have a material effect on the estimate fair value amounts.

         RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENT

In March 1998, the American Institute of Certified Public Accountants released Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software developed or obtained for internal use, which establishes guidance on accounting for the costs of computer software developed or obtained for internal use. The Company adopted this statement in fiscal 1999 and there was no cumulative catch up upon adoption. The Company amortizes its software on a straight-line basis over its estimated useful life of three years.

During 1999, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which established revised standards for the reporting of financial and descriptive information about operating segments in financial statements. The Company has determined that it has one reportable operating segment. As a result, the Company has determined that it is appropriate to aggregate its operating segments into one reportable segment consistent with the guidance in SFAS No. 131. Accordingly, the Company has not presented separate financial information for its operating segments as the Company's financial statements present its one reportable segment.

         RECENTLY ISSUED ACCOUNTING STATEMENT

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company is required to adopt this statement for the year ending June 30, 2000. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not determined the effect, if any, that adoption will have on its financial position or results of operations.


         INTERIM FINANCIAL STATEMENTS



The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions for Form 10-QSB. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the results for the interim periods presented have been made. The results for the three month period ending September 30, 1999 may not necessarily be indicative of the results for the entire fiscal year.


(3)   RELATED PARTY TRANSACTIONS

         AMOUNTS DUE FROM AFFILIATED COMPANY

During fiscal year 1998, members of senior management of the Company participated in the development and formation of an Internet catalog company with an unaffiliated corporation . During 1998, the Company advanced the Internet catalog company an estimated $57,500 in the form of overhead expenses and accrued compensation. This amount was recorded as a receivable from affiliate. At June 30, 1998, the Company could not determine the amount, if any, it will be reimbursed by the parties involved. As a result, the Company wrote off the receivable.

The Company contracted with a consulting company, controlled by an outside director of the Company, to supply financial consulting services related to accounting and financial systems. Under this agreement, as of June 30, 1999 and 1998, the Company had paid an aggregate of $22,700 and $-0-, respectively, and issued 31,325 and -0- common shares, respectively, of common stock for services rendered. This agreement ended February 1999.

         EXODUS GROUP, LLC

During 1999, certain of the Company's employees and officers purchased a total of 65% of the available membership units in The Exodus Group, LLC, a franchisee that purchases products from the Company. Sales to this customer were approximately $36,000 and $-0- for the years ended June 30, 1999 and 1998, respectively.

(4)   INCOME TAXES

The Company has cumulative net operating losses as of June 30, 1999, in excess of $3,500,000. The Company's ability to utilize its net operating losses to offset future taxable income may be limited under the Internal Revenue Code
Section 382 change in ownership rules. The Company has established a valuation reserve as it has not determined that it is more likely than not that the deferred tax asset is realizable.

No provision for income taxes has been presented in the accompanying statements of operations for the year ended June 30, 1999 as the Company has net losses. No provision for income taxes has been presented for the year ended June 30, 1998 as the Company was conducting business as a S corporation during 1998 and all income has been reported by the stockholders on their individual tax returns. On June 1, 1998, the Company terminated its S corporation status when it was acquired by Vinculum Incorporated (see Note 1).

The components of the provision for (benefit from) income taxes consist of the following:

                                                                                         June 30,
                                                                                         --------
                                                                                  1999             1998
                                                                                  ----             ----
                  Current income taxes:
                    Federal                                                  $     -           $     -
                    State and Provincial                                           -                 -
                                                                             -------------     -------------

                                                                                   -                 -
                                                                             -------------     -------------

                  Deferred income taxes:
                    Federal                                                        -                 -
                    State and Provincial                                           -                 -
                                                                             -------------     -------------

                  Total provision for (benefit from)
                     income taxes                                            $     -           $     -
                                                                             =============     =============

Differences between the financial statement and tax bases of the Company's assets and liabilities are not material.

A reconciliation of the federal statutory rate to the Company's effective tax rate for the years ended June 30 are as follows:

                                                                                1999             1998
                                                                            -----------       -----------
                  Statutory federal rate                                         (34)%            (34)%
                  State taxes, net of federal benefit                             (6)              (6)
                  Change in valuation allowance                                   40               40
                                                                            --------          -------

                           Total                                                   -%               -%
                                                                            ========          =======

(5)      BANK LINE OF CREDIT

In September 1998, the Company obtained a line of credit from a bank for borrowings in an amount up to $250,000. Interest accrues at prime (8.75% at June 30, 1999) plus 1% and is payable monthly. Principal is due at maturity. In May 1999, the bank increased the line of credit from $250,000 to

$350,000 with the additional $100,000 maturing in May 2000. The line of credit is guaranteed by the Company's two largest stockholders and is secured by the Company's accounts receivable and inventory. Availability under this line of credit at June 30, 1999, was $0. The weighted average interest rate on amounts outstanding was 8.75% during the year ended June 30, 1999. $250,000 of the line of credit expires September 1999. The Company had borrowings under the line of credit of $350,000 as of June 30, 1999. During August 1999, the Company used proceeds from the $7.1 million Debenture (see Note 1) to repay the outstanding balance on the line of credit.

(6)      NOTES PAYABLE

Notes payable at June 30 consist of the following:

                                                                                          1999         1998
                                                                                          ----         ----
     Note payable to a stockholder, interest at 10%, due on
     demand, unsecured.                                                           $      30,000    $     -

     Note payable to a stockholder, interest at 10%, due on
     demand, unsecured.                                                                  30,000          -

     Note payable to related party, interest at 10%, principal and interest, due
     April 19, 2000, secured by the Company's assets, convertible into shares of
     common stock at a rate of $6.00 of note principal convert.                         500,000          -

     Note payable to an individual, interest at 10%, principal and interest due
     September 25, 1999, secured by the Company's assets.                                50,000          -
                                                                                  -------------    -------------

                                                                                  $     610,000    $     -
                                                                                  =============    =============

In connection with the $500,000 note above, the Company issued a warrant to purchase 250,000 common shares at an exercise price substantially in excess of the then fair market value. The fair value of the warrant as estimated using the Black Scholes option pricing model was not significant primarily because the exercise price was in excess of the then fair value of the common stock.
This warrant was exercisable at any time during its term and expires April, 2002.

As of August 1999, all the notes payable above were repaid in full using proceeds obtained from the $7.1 million private placement (see Note 1). Also, the warrant to purchase 250,000 shares was cancelled in connection with the payment of the $500,000 note.

(7)   STOCKHOLDERS' EQUITY

         REVERSE STOCK SPLIT

Share amounts in the accompanying financial statements and notes to the financial statements give retroactive effect to a one-for-ten reverse stock split effective June 1998.

         CAPITALIZATION

The Company amended its Articles of Incorporation in 1999 to authorize the issuance of up to 70,000,000 shares of Class A common stock. In addition, the Articles of Incorporation authorize the issuance of up to 5,000,000 shares of preferred stock. The Board of Directors of the Company, at its sole discretion, may establish par value, divide the shares of preferred stock into series, and fix and determine the dividend rate, designations, preferences, privileges, ratify powers, if any, and determine the restrictions and qualifications of the shares of each series of preferred stock as established.

         PREFERRED STOCK


The Board of Directors has designated 60,000 shares of Series A Convertible Preferred Stock, (Preferred Stock) and during 1999, the Company issued 10,895 shares of Preferred Stock, at $100 per share. Net proceeds from the issuance of Preferred Stock was approximately $869,000. These shares have a liquidation preference of $100 per share, and are entitled to a $10 per share cumulative annual dividend, accrued quarterly commencing April 1, 1999, and payable at the discretion of the Company. The Company, at its discretion, may redeem the Preferred Stock whenever the price of its common stock is equal to or greater than $9.00 per share 20 out of 30 consecutive trading days. Each share of Preferred Stock may be converted, at the option of the holder, into 16 2/3 shares of common stock. Upon conversion, a holder would exchange $6.00 of the amount paid for the Preferred Stock for each share of common stock received. In addition, the Preferred Stock automatically converts it to common stock whenever the price of the Company's common stock is equal to or greater than $13.50 per share 20 out of 30 consecutive trading days.


         WARRANTS TO PURCHASE COMMON STOCK

As of June 30, 1998, the Company had three series of warrants outstanding totaling 665,553. Each warrant entitles the holder thereof to purchase one share of common stock. The 665,553 warrants outstanding at June 30, 1998 comprised of 29,667, 317,943, and 317,943 series C, E and F warrants, respectively. Series C, E and F had exercise prices of $15.00, $2.00, and $3.00, respectively, and expired at June 15, 1999, December 1, 1998, and June 1, 1999, respectively. All three series of warrants are callable by the Company under certain conditions. In December 1998, Series E and F holders exercised 183,994 and 206,962, respectively, of the outstanding warrants to purchase common stock for a total of $293,448. In June 1999, The Company extended the expiration date of the Series F warrants to December 1, 1999. As of June 30, 1999, 110,981 Series F warrants are outstanding.

At June 30, 1999, the Company had outstanding warrants, issued in connection with financing transactions, to purchase 86,644 shares of common stock through December 2000, at prices ranging from $2.10 to $3.00 per share. In addition, the Company had an outstanding warrant, issued in connection with the $500,000 note payable to purchase 250,000 shares of common stock expiring in April 2002 (see
Note 6).

         SALE OF COMMON STOCK

In December 1998, the Company sold 455,781 shares of common stock in a private placement. Net proceeds from the issuance of common stock was approximately $901,000.

         STOCK OPTION PLAN

In November 1998, the Company adopted the CPU MicroMart 1998 Equity Incentive Plan (the Plan). The Plan will terminate 10 years after the effective date. The Plan authorizes awards of incentive stock options to employees and non-qualified stock options to officers, directors, employees, and consultants of the Company. A total of 1,000,000 shares of common stock was reserved for issuance under the Plan. Stock options have been granted with an exercise price equal to or greater than the fair value of the Company's common stock on the date of grant. Compensation expense related to stock options granted to consultants is based on fair value in accordance with SFAS No. 123 and is amortized to expense over the vesting period. Compensation expense associated with these awards for fiscal 1999 was not material.

The Plan is administered by a committee appointed by the Board who have the exclusive authority to administer and interpret the Plan. The committee has the power to, among other things, designate participants, determine types of awards to be granted and the price, timing, terms and duration of awards.

The following summarizes the activity under the Company's stock option plan:

                                                                                          Year Ended June 30,
                                                                                          -------------------
                                                                                                 1999
                                                                                                 ----
                                                                                                       Weighted
                                                                                                        Average
                                                                                     Number          Option Price
                                                                                    of Shares          Per Share
         Options outstanding, beginning of year                                        -               $  -
              Granted                                                                  663,000            1.96
              Canceled/expired                                                         -                  -
              Exercised                                                                -                  -
                                                                                    ----------         -------

         Options outstanding, end of year                                              663,000         $  1.96
                                                                                    ==========         =======

         Options exercisable, end of year                                              140,000         $  1.28
         Options available for grant                                                   337,000

         Weighted average fair value of options granted                                                $  1.29

Options outstanding and exercisable by price range as of June 30, 1999:

                                              Options Outstanding                       Options Exercisable
                               -----------------------------------------------          -------------------
                                                 Weighted
                                                  Average          Weighted                           Weighted
          Range of                               Remaining          Average                            Average
          Exercise               Options        Contractual        Exercise          Options          Exercise
           Prices              Outstanding         Life              Price         Exercisable         Price
           ---------------------------------------------------------------------------------------------------
      $1.00                      522,000           9.13             $1.00             130,000          $1.00
      $4.88                       30,000           9.59              4.88              10,000           4.88
      $5.50-$6.00                111,000           9.92              5.70                -               -


         STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

During 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost related to stock options issued to employees under these plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees. Entities electing to continue accounting for stock-based compensation under in APB No. 25 must make pro forma disclosures of net income (loss) and earnings (loss) per share, as if the fair value based method of accounting defined in SFAS No. 123 has been applied.

The Company has elected to account for its stock-based compensation plans under APB No. 25; therefore, no compensation cost is recognized in the accompanying financial statements for stock-based employee awards. However, the Company has computed for pro forma disclosure purposes the value of all options and Purchase Plan shares granted during fiscal 1999, using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                  1999
                                                                                 Options
                                                                                ---------
         Risk free interest rate                                                  5.26%
         Expected dividend yield                                                  -
         Expected lives                                                       3-5 years
         Expected volatility                                                        80%

The total value and compensation expense which would have been recorded of options granted was computed to be the following approximate amounts, which would be amortized on the straight-line basis over the vesting period:

                                                                                     Compensation
                                                           Fair Value                   Expense
                                                           ----------                   -------
         Year ended June 30, 1999                        $    858,394             $     143,564

If the Company had accounted for its stock-based compensation plans using a fair value based method of accounting, the Company's net loss and basic and diluted loss per common and common share equivalent would have been as follows (in thousands, except per share data):

                                                                                       Year Ended
                                                                                        June 30,
                                                                                          1999
                                                                                      ------------
         Net loss:
           As reported                                                            $      (1,954)
           Pro forma                                                                     (2,098)

         Loss per common and common share equivalent:
              As reported - basic                                                          (.29)
              As reported - diluted                                                        (.29)
              Pro forma - basic                                                            (.31)
              Pro forma - diluted                                                          (.31)

The effects of applying SFAS No. 123 for providing pro forma disclosures for 1999 are not likely to be representative of the effects on reported net loss and loss per common and common share equivalent for future years, because options vest over several years and additional awards generally are made each year.

(8)   COMMITMENTS AND CONTINGENCIES

         OPERATING LEASES

The Company entered into a two-year lease in June, 1999 for its office facility in Scottsdale, Arizona. The Company leases its offices and warehouse space under leases expiring in April and July 2001, with extension options, and are cancelable with six months notice. Rental expense related to these leases amounted to approximately $165,000 and $36,000 for the years ended June 30, 1999 and 1998, respectively.

Future minimum lease payments under these noncancelable leases are approximately as follows:

                    Year Ended
                     June 30,
                     --------
                      2000                                    $   291,000
                      2001                                        275,000
                                                              -----------
                                                              $   566,000
                                                              ===========

         LITIGATION

In the normal course of its business, the Company is subject to certain contractual obligations and litigation. In management's opinion, upon consultation with legal counsel, there is no current litigation which will materially affect the Company's financial position or results of operations.

                                   SCHEDULE II

                             EBIZ ENTERPRISES, INC.


                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998


                                                 Balance at                                             Balance at
                                                 Beginning                                               End of
Description                                      Of Period       Additions (1)     Deductions (2)         Period
-----------                                      ---------       -------------     --------------         ------
Allowance for Doubtful Accounts
                                                   9,548             86,520            56,068             40,000
Year ended June 30, 1999

Year ended June 30, 1998                             0                9,548               0                9,548

(1)      Charged to Selling, General and Administrative Expense.
(2)      Write-off of uncollectable amounts.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS


         2.1(1) Asset Exchange Agreement by and among Genras, Jeffrey I. Rassas, Viaculum and Aztore Holdings, dated as of March 18, 1998.


         3.1(1)   Articles of Incorporation of Ebiz

         3.2(1)   Certificate of Amendment to Articles of Incorporation of Ebiz

         3.3(1) Second Certificate of Amendment to the Articles of Incorporation of Ebiz

         3.4(1) Certificate of Designation / Resolution of Designation - Series A 10% convertible Preferred Stock

         3.45(1)  Bylaws of Ebiz

         4.1(1)   Specimen common stock certificate

         10.1(1) Office Building Lease, dated April 16, 1999, between Ebiz and Van Wagner Properties

         10.2(1)  Ebiz 1998 Equity Incentive Plan, Effective December 23, 1998

         10.3(1) Securities Purchase Agreement dated as of August 25, 1999, by and between JEM Ventures Ebiz, LLC ("JEM") and Ebiz.

         10.4(1) Subordinated Convertible Debenture, dated August 25, 1999, in the amount of $7,100,000, made by Ebiz in favor of JEM

         10.5(1) Warrant to Purchase Common Stock, dated August 25, 1999, issued by Ebiz to JEM, for 245,000 shares

         10.6(1) Registration Rights Agreement, dated as of August 25, 1999, by and between Ebiz and JEM, LLC

         10.7(2) OEM Agreement between Corel Corporation and Ebiz Enterprises, Inc. dated September 13, 1999

         11.1(1)  Statement re: computation of per share earnings

         21.1(1)  Subsidiaries

         23.1     Consent from Arthur Andersen LLP

         27.1     Financial Data Schedule

--------

(1) Incorporated by reference from Ebiz's Form 10-SB as filed with the Securities and Exchange Commission on October 19, 1999.

(2) Incorporated by reference from Ebiz's Form 10-SB/A (Amendment No. 2) as filed with the Securities and Exchange Commission on November 30, 1999.

                                   SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                EBIZ ENTERPRISES, INC.
                                                (Registrant)




Dated:  December 17, 1999                       By:  /s/ Jeffrey I. Rassas
                                                   ---------------------------
                                                   Jeffrey I. Rassas
                                                   Chief Executive Officer

                              INDEX TO EXHIBITS


         Number                     Description
         ------                     -----------

         2.1(1) Asset Exchange Agreement by and among Genras, Jeffrey I. Rassas, Viaculum and Aztore Holdings, dated as of March 18, 1998.


         3.1(1)   Articles of Incorporation of Ebiz

         3.2(1)   Certificate of Amendment to Articles of Incorporation of Ebiz

         3.3(1) Second Certificate of Amendment to the Articles of Incorporation of Ebiz

         3.4(1) Certificate of Designation / Resolution of Designation - Series A 10% convertible Preferred Stock

         3.45(1)  Bylaws of Ebiz

         4.1(1)   Specimen common stock certificate

         10.1(1) Office Building Lease, dated April 16, 1999, between Ebiz and Van Wagner Properties

         10.2(1)  Ebiz 1998 Equity Incentive Plan, Effective December 23, 1998

         10.3(1) Securities Purchase Agreement dated as of August 25, 1999, by and between JEM Ventures Ebiz, LLC ("JEM") and Ebiz.

         10.4(1) Subordinated Convertible Debenture, dated August 25, 1999, in the amount of $7,100,000, made by Ebiz in favor of JEM

         10.5(1) Warrant to Purchase Common Stock, dated August 25, 1999, issued by Ebiz to JEM, for 245,000 shares

         10.6(1) Registration Rights Agreement, dated as of August 25, 1999, by and between Ebiz and JEM, LLC

         10.7(2) OEM Agreement between Corel Corporation and Ebiz Enterprises, Inc. dated September 13, 1999

         11.1(1)  Statement re: computation of per share earnings

         21.1(1)  Subsidiaries

         23.1     Consent from Arthur Andersen LLP

         27.1     Financial Data Schedule

--------

(1) Incorporated by reference from Ebiz's Form 10-SB as filed with the Securities and Exchange Commission on October 19, 1999.

(2) Incorporated by reference from Ebiz's Form 10-SB/A (Amendment No. 2) as filed with the Securities and Exchange Commission on November 30, 1999.